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SECURITIES AND EXCHANGE COMMISSION
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09012040

THE REPUBLIC OF ITALY
(Name of Registrant)

The Republic of Italy	0000052782
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Form 18-K Annual Report of the Republic of Italy for the year end December 31, 2007	Registration Statement No. 333-111482
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Skadden, Arps, Slate, Meagher & Flom (UK) LLP

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THE HONORABLE GIOVANNI CASTELLANETA
Italian Ambassador to the United States
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The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on September 25, 2009.

REPUBLIC OF ITALY

By: [signature]

Name: Dott.ssa Maria Cannata

Title: Director General – Treasury Department – Directorate II
Ministry of Economy and Finance

EXHIBIT INDEX

Exhibit	Description	Page No.
(c)	Update to the Program Document for 2010-2013 (*Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria per gli anni 2010-2013*) and Annual Program Report for 2010 (*Relazione Previsionale e Programmatica per il 2010*), each dated September 22, 2009.	5

Exhibit (c)

Update to the Program Document for 2010-2013 (*Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria per gli anni 2010-2013*) and Annual Program Report for 2010 (*Relazione Previsionale e Programmatica per il 2010*), each dated September 22, 2009.

793972.01-London Server 1A - MSW

Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria

Per gli anni 2010-2013

Presentata dal Presidente del Consiglio dei Ministri

Silvio Berlusconi

e

dal Ministro dell'Economia e delle Finanze

Giulio Tremonti

al Consiglio dei Ministri il 22 Settembre 2009

QUADRO MACROECONOMICO

Tra la fine dello scorso anno e gli inizi del 2009, la congiuntura globale ha pesantemente risentito della crisi economica che ha interessato tutte le principali economie.

In estate il clima economico è nettamente migliorato. A partire dal secondo trimestre sono emersi prima segnali di stabilizzazione e poi di graduale ripresa, in particolare per le economie dell'area asiatica. Gli indicatori sembrano concordi nel prospettare un recupero dell'attività economica diffuso alle principali aree geografiche, anche per effetto delle misure di politica economica adottate dai Governi.

Le tensioni sui mercati finanziari si sono fortemente ridotte rispetto alla fase acuta della crisi. I differenziali dei titoli del debito pubblico rispetto a quelli di riferimento si sono molto attenuati. I mercati azionari internazionali hanno evidenziato un significativo recupero rispetto ai minimi raggiunti nella primavera scorsa.

L'inflazione al consumo, entrata in territorio negativo nella prima parte dell'anno in diverse aree geografiche, è prevista seguire un processo di graduale normalizzazione. Restano ampie le perdite registrate dal mercato del lavoro per effetto della crisi più significativa dal secondo dopoguerra.

Rimane inoltre elevata l'incertezza sull'intensità e la solidità della ripresa economica mondiale, soprattutto nel medio periodo.

Il miglioramento degli indicatori economici emerge con chiarezza anche in Italia, come evidenziato dall'indicatore anticipatore elaborato dall'OCSE (*Composite Leading Indicator)* che, a luglio, ha registrato per l'Italia i valori più elevati (unitamente alla Francia) all'interno del gruppo dei sette paesi più industrializzati (G7). Si evidenzia inoltre il recupero della produzione e degli ordinativi industriali.

Tali sviluppi consentono di delineare per l'economia italiana uno scenario lievemente più favorevole rispetto al DPEF 2010-2013 per il biennio 2009-2010. La variazione del PIL è stimata a -4,8 per cento per il 2009, con un miglioramento di circa 0,4 punti percentuali, e allo 0,7 per cento nel 2010 (0,2 punti percentuali in più). Restano invariate le stime di crescita per il triennio 2011-2013.

Il quadro macroeconomico dal 2009 al 2013 è illustrato in dettaglio nella Relazione Previsionale e Programmatica per il 2010.

QUADRO DI FINANZA PUBBLICA PER GLI ANNI 2009-2013

Con la presente Nota il Governo aggiorna il conto consolidato delle Amministrazioni pubbliche per il periodo 2009-2013.

Le differenze, relativamente contenute, rispetto alle stime indicate nel DPEF derivano principalmente dai seguenti fattori:

- una minore contrazione delle prospettive di crescita dell'economia italiana nel 2009, seguita da una ripresa lievemente più sostenuta nel 2010;
- le modifiche alla manovra presentata a luglio introdotte in sede di approvazione parlamentare;
- l'aggiornamento del conto delle Amministrazioni pubbliche per il 2009 in base all'attività di monitoraggio;
- le variazioni alla curva dei tassi di interesse.

Per il 2009 l'indebitamento netto viene riconfermato al 5,3 per cento del PIL. Il saldo stimato sconta una ricomposizione all'interno dei grandi aggregati del conto, che riflette minori entrate per 1,6 miliardi, integralmente imputabili al ridimensionamento delle imposte indirette per circa 1,5 miliardi, e minori contributi sociali per 0,2 miliardi. Le nuove stime di spesa, inferiori per circa 2,0 miliardi rispetto a quanto previsto in precedenza, derivano dalla riduzione delle spese correnti per 3,4 miliardi, correlate per circa la metà a minori oneri per interessi e dall'aumento per circa 1,5 miliardi di quelle in conto capitale.

Per gli anni successivi, l'effetto complessivo dei fattori di variazione richiamati comporta un lieve miglioramento degli andamenti tendenziali a partire dal 2011 rispetto all'andamento delineato nel DPEF.

TAVOLA 1: INDICATORI DI FINANZA PUBBLICA: TENDENZIALI E OBIETTIVI (valori in percentuale del PIL)

	2008	2009	2010	2011	2012	2013
QUADRO PROGRAMMATICO AGGIORNATO						
Indebitamento netto	-2,7	-5,3	-5,0	-3,9	-2,7	-2,2
Interessi	5,1	4,8	4,9	5,2	5,5	5,6
Avanzo primario	2,4	-0,5	0,0	1,3	2,8	3,4
Indebitamento netto strutturale (1)	-3,4	-3,3	-2,8	-2,3	-1,8	-2,0
Variazione strutturale	0,4	-0,1	-0,4	-0,5	-0,5	0,1
Debito pubblico	105,7	115,1	117,3	116,9	115,1	112,7
Fabbisogno Settore statale	-3,5	-5,7	-4,4	-3,4	-2,1	-1,5
Fabbisogno Settore pubblico	-3,3	-5,9	-4,6	-3,6	-2,3	-1,7
Manovra netta cumulata sul primario				0,4	1,2	1,2
NUOVO TENDENZIALE A LEGISLAZIONE VIGENTE						
Indebitamento netto	-2,7	-5,3	-5,0	-4,3	-3,9	-3,5
Interessi	5,1	4,8	4,9	5,3	5,5	5,7
Avanzo primario	2,4	-0,5	0,0	0,9	1,6	2,2
Indebitamento netto strutturale (1)	-3,4	-3,3	-2,8	-2,7	-3,1	-3,3
Debito pubblico	105,7	115,1	117,3	117,3	116,8	115,5
Fabbisogno Settore statale	-3,5	-5,7	-4,4	-3,9	-3,3	-2,8
Fabbisogno Settore pubblico	-3,3	-5,9	-4,6	-4,0	-3,5	-3,0

(1) Al netto del ciclo e delle misure *una-tantum*.

TAVOLA 2: CONTO DELLA P.A. A LEGISLAZIONE VIGENTE (in milioni e in percentuale del PIL)

	2008	2009	2010	2011	2012	2013
SPESE						
Redditi da lavoro dipendente	171.160	175.225	175.890	177.530	179.810	182.080
Consumi intermedi	128.442	133.173	133.513	135.367	139.158	143.372
Prestazioni sociali	278.008	291.280	297.900	306.330	315.990	328.220
di cui: Pensioni	223.396	232.730	239.852	247.840	256.165	265.735
Altre prestazioni sociali	54.612	58.550	58.048	58.490	59.825	62.485
Altre spese correnti al netto di interessi	57.395	59.415	60.525	60.485	60.544	61.238
Totale spese correnti al netto interessi	635.005	659.094	667.828	679.711	695.502	714.910
(in % di PIL)	*40,4*	*43,1*	*42,7*	*41,9*	*41,3*	*40,8*
Interessi passivi	80.891	74.013	76.957	85.250	92.676	99.301
(in % di PIL)	*5,1*	*4,8*	*4,9*	*5,3*	*5,5*	*5,7*
Totale spese correnti	715.896	733.107	744.785	764.961	788.178	814.211
di cui: Spesa sanitaria	108.747	112.996	114.919	118.564	122.969	127.877
Totale spese in conto capitale	59.027	69.445	61.540	57.483	59.539	57.926
di cui: Investimenti fissi lordi	34.973	40.635	35.329	32.632	35.159	33.695
Contributi in conto capitale	23.077	26.988	24.175	23.122	22.956	23.103
Altri trasferimenti	977	1.823	2.037	1.729	1.424	1.128
Totale spese finali al netto di interessi	694.032	728.539	729.368	737.195	755.041	772.836
Totale spese finali	774.923	802.552	806.325	822.445	847.717	872.137
ENTRATE						
Totale entrate tributarie	457.424	444.064	447.072	461.885	481.869	502.159
di cui: Imposte dirette	241.427	237.715	236.884	246.063	260.221	273.670
Imposte indirette	215.519	205.872	209.710	215.343	221.170	228.011
Imposte in c/capitale	478	478	478	478	478	478
Contributi sociali	214.718	213.910	218.196	225.855	233.308	241.185
di cui: Contributi effettivi	210.867	210.000	214.227	221.822	229.208	237.014
Contributi figurativi	3.851	3.910	3.969	4.033	4.100	4.171
Altre entrate correnti	56.719	57.417	58.130	58.770	60.554	61.565
Totale entrate correnti	728.383	714.913	722.920	746.031	775.253	804.431
Entrate in c/capitale non tributarie	3.083	6.216	5.280	5.920	5.957	6.000
Totale entrate finali	731.944	721.607	728.678	752.429	781.688	810.909
p.m. Pressione fiscale	*42,8*	*43,0*	*42,5*	*42,4*	*42,4*	*42,4*
SALDI						
Saldo primario	37.912	-6.933	-690	15.235	26.647	38.073
(in % di PIL)	*2,4*	*-0,5*	*0,0*	*0,9*	*1,6*	*2,2*
Saldo di parte corrente	12.487	-18.194	-21.865	-18.930	-12.925	-9.780
(in % di PIL)	*0,8*	*-1,2*	*-1,4*	*-1,2*	*-0,8*	*-0,6*
Indebitamento netto	-42.979	-80.945	-77.647	-70.015	-66.029	-61.228
(in % di PIL)	*-2,7*	*-5,3*	*-5,0*	*-4,3*	*-3,9*	*-3,5*
PIL nominale	1.572.243	1.530.905	1.564.796	1.623.380	1.685.439	1.751.569

Gli obiettivi finanziari indicati nel DPEF risultano pertanto sostanzialmente confermati.

Per il 2010 il livello dell'indebitamento resta fissato al 5,0 per cento del PIL, mentre per gli anni successivi migliora di 0,1 punti percentuali di PIL nel 2011 e di 0,2 punti percentuali rispettivamente nel 2012 e 2013, per effetto del diverso profilo della spesa per interessi.

Corrispondentemente l'avanzo primario si riduce di 0,2 punti percentuali di PIL negli anni 2010-2011 e di 0,1 punti percentuali nel biennio successivo, raggiungendo il 3,4 per cento del PIL nel 2013.

Il debito in rapporto al PIL è previsto diminuire gradualmente a partire dal 2010 con una riduzione lievemente più accentuata di quella indicata nel DPEF, fino a raggiungere il 112,7 per cento del PIL nel 2013.

TAVOLA 3: QUADRO SINTETICO AGGIORNATO DI FINANZA PUBBLICA (in percentuale del PIL)

		2008	2009	2010	2011	2012	2013
INDEBITAMENTO NETTO	(RPP 2010)	-2,7	-5,3	-5,0	-3,9	-2,7	-2,2
	(DPEF 2010-2013)	-2,7	-5,3	-5,0	-4,0	-2,9	-2,4
INTERESSI	(RPP 2010)	5,1	4,8	4,9	5,2	5,5	5,6
	(DPEF 2010-2013)	5,1	5,0	5,1	5,5	5,8	5,9
SALDO PRIMARIO	(RPP 2010)	2,4	-0,5	0,0	1,3	2,8	3,4
	(DPEF 2010-2013)	2,4	-0,4	0,2	1,5	2,9	3,5
INDEBITAMENTO NETTO STRUTTURALE (1)	(RPP 2010)	-3,4	-3,3	-2,8	-2,3	-1,8	-2,0
	(DPEF 2010-2013)	-3,4	-3,1	-2,8	-2,5	-2,1	-2,2
DEBITO	(RPP 2010)	105,7	115,1	117,3	116,9	115,1	112,7
	(DPEF 2010-2013)	105,7	115,3	118,2	118,0	116,5	114,1
FABBISOGNO SETTORE STATALE	(RPP 2010)	-3,5	-5,7	-4,4	-3,4	-2,1	-1,5
	(DPEF 2010-2013)	-3,5	-5,9	-4,6	-3,6	-2,2	-1,5
FABBISOGNO SETTORE PUBBLICO	(RPP 2010)	-3,3	-5,9	-4,6	-3,6	-2,3	-1,7
	(DPEF 2010-2013)	-3,3	-6,1	-4,9	-3,8	-2,5	-1,7

1) Corretto per il ciclo e al netto delle misure *una-tantum*.

In termini strutturali, nel 2009 il saldo di bilancio peggiora di 0,2 punti percentuali rispetto al DPEF per l'effetto prevalente delle maggiori misure *una tantum*. Il percorso di risanamento riprende a partire dal 2010: dopo il peggioramento del 2008 e la lieve riduzione nel 2009, il *deficit* corretto per il ciclo e al netto delle misure *una tantum* risulta in progressivo ridimensionamento negli anni a seguire con una correzione cumulata di circa 1,4 punti percentuali al 2012.

TAVOLA 4: VARIAZIONE DELL'INDEBITAMENTO CORRETTO PER IL CICLO E MISURE UNA TANTUM

	2007	2008	2009	2010	2011	2012	2013
Tasso di crescita del PIL a prezzi costanti	1,6	-1,0	-4,8	0,7	2,0	2,0	2,0
Tasso di crescita del PIL potenziale	1,0	0,7	0,5	0,6	0,6	0,6	0,8
Output gap	2,6	0,9	-4,5	-4,3	-3,0	-1,7	-0,6
Componente ciclica del saldo di bilancio	1,3	0,4	-2,2	-2,2	-1,5	-0,8	-0,3
Indebitamento netto	-1,5	-2,7	-5,3	-5,0	-3,9	-2,7	-2,2
Indebitamento netto corretto per il ciclo	-2,8	-3,2	-3,0	-2,8	-2,4	-1,8	-1,9
Avanzo primario corretto per il ciclo	2,2	2,0	1,8	2,1	2,8	3,6	3,6
Misure una tantum	0,1	0,2	0,2	0,0	-0,1	0,0	0,1
Indebitamento netto al netto delle una tantum	-1,6	-2,9	-5,5	-5,0	-3,8	-2,7	-2,3
Indebitamento netto corretto per il ciclo al netto delle una tantum	-3,0	-3,4	-3,3	-2,8	-2,3	-1,8	-2,0
Avanzo primario corretto per il ciclo al netto delle una tantum	2,0	1,8	1,6	2,1	2,9	3,6	3,6
Variazione saldo di bilancio al netto delle una tantum	-1,3	1,3	2,6	-0,5	-1,2	-1,2	-0,4
Variazione saldo di bilancio corretto per ciclo al netto delle *una tantum*	-1,0	0,4	-0,1	-0,4	-0,5	-0,5	0,1

Nota: Eventuali imprecisioni derivano da arrotondamenti.

DECISIONE DI BILANCIO: GLI STRUMENTI

A completamento della manovra di bilancio 2010-2012 varata nel luglio scorso, il Governo collega alla decisione di bilancio i seguenti disegni di legge:

i) A. S. 1167 (Fase iter Senato: 2^ lettura)

'Delega al Governo in materia di lavori usuranti e di riorganizzazione di enti, misure contro il lavoro sommerso e norme in tema di lavoro pubblico e di controversie di lavoro' (articoli 23, 24, 32, da 37 a 39, da 65 a 67 del disegno di legge 1441, stralciati con deliberazione dell'Assemblea il 5 agosto 2008) già indicato l'anno precedente e non ancora definitivamente approvato dal Parlamento;

ii) 'Disposizioni in materia di organi e funzioni degli enti locali, semplificazione e razionalizzazione dell'ordinamento e carta delle autonomie locali' (Fase iter: approvato dal Consiglio dei Ministri in data 17 settembre 2009, non ancora trasmesso in Parlamento in attesa della definizione dell'esame da parte della Conferenza Unificata);

iii) 'Disposizioni in materia di semplificazione dei rapporti della pubblica amministrazione con cittadini e imprese e delega al governo per l'emanazione della carta dei doveri delle amministrazioni pubbliche' (Fase iter: non ancora presentato in Parlamento, né esaminato dal Consiglio dei Ministri).

BILANCIO PROGRAMMATICO DELLO STATO

Con la presente Nota si provvede anche ad aggiornare il livello del saldo netto da finanziare per l'anno 2010 rispetto a quello indicato nel Documento di Programmazione presentato alle Camere nel luglio 2009.

Il predetto Documento stimava il livello del saldo netto da finanziare programmatico per l'anno 2010 in 61,4 miliardi.

Tale stima era formulata sulla base degli elementi al momento disponibili riguardanti il bilancio dello Stato a legislazione vigente che sostanzialmente si basavano sulla proiezione per gli anni 2010 e seguenti del bilancio triennale 2009-2011.

Sulla scorta dei dati del bilancio a legislazione vigente 2010 e degli interventi della manovra per lo stesso anno, il predetto livello di saldo è stato rideterminato in 63,0 miliardi.

TAVOLA 5: BILANCIO PROGRAMMATICO DELLO STATO 2010-2012 (al netto delle regolazioni contabili, debitorie e dei rimborsi IVA, in miliardi)

	Consuntivo 2008	LB 2009	LB 2009 Assestato	2010	2011	2012	Tassi var medi 2009-2012
Entrate Tributarie	427,1	433,4	404,0	407,5	422,3	441,0	3,0
In % sul PIL	*27,2*	*28,3*	*26,4*	*26,0*	*26,0*	*26,2*	
Altre Entrate	51,5	30,3	33,5	29,2	30,8	31,3	-2,2
In % sul PIL	*3,3*	*2,0*	*2,2*	*1,9*	*1,9*	*1,9*	
ENTRATE FINALI	478,6	463,7	437,5	436,8	453,1	472,3	2,6
In % sul PIL	*30,4*	*30,3*	*28,6*	*27,9*	*27,9*	*28,0*	
Spese correnti netto interessi	369,8	368,3	377,3	375,1	373,0	375,0	-0,2
In % sul PIL	*23,5*	*24,1*	*24,6*	*24,0*	*23,0*	*22,2*	
Interessi	79,9	81,3	78,2	79,4	86,1	91,1	5,2
In % sul PIL	*5,1*	*5,3*	*5,1*	*5,1*	*5,3*	*5,4*	
Spese in conto capitale	63,0	46,9	51,6	45,3	43,0	44,3	-5,0
In % sul PIL	*4,0*	*3,1*	*3,4*	*2,9*	*2,6*	*2,6*	
SPESE FINALI	512,6	496,5	507,1	499,8	502,1	510,3	0,2
In % sul PIL	*32,6*	*32,4*	*33,1*	*31,9*	*30,9*	*30,3*	
RISPARMIO PUBBLICO	26,8	12,7	-19,6	-18,9	-7,3	5,0	
In % sul PIL	*1,7*	*0,8*	*-1,3*	*-1,2*	*-0,5*	*0,3*	
SALDO NETTO DA FINANZIARE	-34,0	-32,8	-69,6	-63,0	-49,0	-38,0	
In % sul PIL	*-2,2*	*-2,1*	*-4,5*	*-4,0*	*-3,0*	*-2,3*	
AVANZO PRIMARIO	45,9	48,5	8,5	16,3	37,1	53,1	
In % sul PIL	*2,9*	*3,2*	*0,6*	*1,0*	*2,3*	*3,2*	
SALDO DI BILANCIO ESCLUSE LE PARTITE FINANZIARIE	-26,3	-32,4	-69,2	-62,9	-48,9	-37,9	
In % sul PIL	*-1,7*	*-2,1*	*-4,5*	*-4,0*	*-3,0*	*-2,2*	
PIL ai prezzi di mercato	1.572,2	1.530,9	1.530,9	1.564,8	1.623,4	1.685,4	


MINISTERO DELL'ECONOMIA E DELLE FINANZE

L'Economia italiana nel 2010

Relazione Previsionale e Programmatica

E' possibile scaricare la
RELAZIONE PREVISIONALE
E PROGRAMMATICA
dai Siti Internet: www.mef.gov.it
www.dt.tesoro.it

ISSN: 1974-6695



Relazione Previsionale e Programmatica per il 2010

Presentata dal Ministro dell'Economia e delle Finanze

Giulio Tremonti

il 22 settembre 2009

INDICE

I. Sintesi

II. Economia internazionale

II.1 Contesto internazionale
II.2 Sviluppi nell'area dell'euro
II.3 Rischi della previsione

III. Economia Italiana

III.1 L'economia italiana ne 2009 e nel medio termine

IV. Finanza Pubblica

IV.1 Evoluzione nel 2009
IV.2 La manovra di bilancio per il prossimo triennio
Riquadro: IL PACCHETTO DI STIMOLO FISCALE
IV.3 Quadro programmatico 2010-2013

INDICE DELLE TAVOLE

Tavola I.1 Quadro sintetico aggiornato di finanza pubblica
Tavola II.1 Quadro macroeconomico internazionale
Tavola II.2 Prezzi internazionali
Tavola III.1 Prezzi controllati nel paniere NIC
Tavola III.3 Quadro macroeconomico
Tavola IV.1 Conto della PA a legislazione vigente, scostamento delle previsioni rispetto al DPEF
Tavola IV.2 Effetti del D.L.n.78/2009 per gli anni 2009-2012
Tavola IV.3 Effetti del D.L.n.78/2009 per gli anni 2009-2012 (articolazione per settori)
Tavola IV.4 Indicatori di finanza pubblica: tendenziali e obiettivi
Tavola IV.5 Variazione dell'indebitamento corretto per il ciclo e misure *una-tantum*

INDICE DELLE FIGURE

Figura III.1 Occupazione dipendente per settore
Figura III.2 Confronto dell'occupazione dipendente nell'industria in senso stretto tra due crisi
Figura III.3 Confronto dell'occupazione dipendente nei servizi privati tra due crisi
Figura III.4 Esportazioni per settore manifatturiero
Figura III.5 Materie prime in euro – Prezzi alla produzione – Prezzi al consumo
Figura IV.1 Saldi di finanza pubblica

I. SINTESI

In estate il clima congiunturale internazionale è nettamente migliorato. Sono emersi prima segnali di stabilizzazione e poi di graduale ripresa, in particolare nelle economie dell'area asiatica.

Gli indicatori sembrano concordi nel prospettare un recupero dell'attività economica nelle principali aree geografiche, anche per effetto delle misure di politica economica adottate dai Governi. Le tensioni sui mercati finanziari si sono fortemente attenuate rispetto alla fase acuta della crisi. I differenziali dei titoli del debito pubblico rispetto a quelli di riferimento si sono sensibilmente ridotti rispetto ai primi mesi del 2009. I mercati azionari hanno registrato un significativo recupero rispetto ai minimi toccati nel marzo scorso. L'inflazione al consumo, entrata in territorio negativo nella prima parte del 2009 in alcune aree geografiche, è prevista seguire un processo di graduale normalizzazione. Restano tuttavia ampie le perdite registrate dal mercato del lavoro. Rimane inoltre elevata l'incertezza sull'intensità e la solidità della ripresa economica mondiale, soprattutto nel medio periodo.

Il miglioramento degli indicatori economici emerge con chiarezza anche in Italia. A luglio l'indicatore anticipatore elaborato dall'OCSE (*Composite Leading Indicator*) ha segnalato per l'Italia (unitamente alla Francia) i valori più elevati all'interno del gruppo dei sette paesi più industrializzati (G7). La produzione industriale e gli ordinativi dell'industria hanno registrato segnali di recupero nei mesi estivi. Al fine di contrastare il deterioramento del mercato del lavoro, il Governo ha finanziato per un ammontare significativo gli ammortizzatori sociali con i provvedimenti anticrisi già adottati. Grazie anche a questi interventi, l'aumento della disoccupazione è stato finora più contenuto in Italia rispetto all'area dell'euro.

TAVOLA I.1: INDICATORI DI FINANZA PUBBLICA: TENDENZIALI E OBIETTIVI (valori in percentuale del PIL)

	2008	2009	2010	2011	2012	2013
QUADRO PROGRAMMATICO AGGIORNATO						
Indebitamento netto	-2,7	-5,3	-5,0	-3,9	-2,7	-2,2
Interessi	5,1	4,8	4,9	5,2	5,5	5,6
Avanzo primario	2,4	-0,5	0,0	1,3	2,8	3,4
Indebitamento netto strutturale (1)	-3,4	-3,3	-2,8	-2,3	-1,8	-2,0
Variazione strutturale	0,4	-0,1	-0,4	-0,5	-0,5	0,1
Debito pubblico	105,7	115,1	117,3	116,9	115,1	112,7
Fabbisogno Settore statale	-3,5	-5,7	-4,4	-3,4	-2,1	-1,5
Fabbisogno Settore pubblico	-3,3	-5,9	-4,6	-3,6	-2,3	-1,7
Manovra netta cumulata sul primario				0,4	1,2	1,2
NUOVO TENDENZIALE A LEGISLAZIONE VIGENTE						
Indebitamento netto	-2,7	-5,3	-5,0	-4,3	-3,9	-3,5
Interessi	5,1	4,8	4,9	5,3	5,5	5,7
Avanzo primario	2,4	-0,5	0,0	0,9	1,6	2,2
Indebitamento netto strutturale (1)	-3,4	-3,3	-2,8	-2,7	-3,1	-3,3
Debito pubblico	105,7	115,1	117,3	117,3	116,8	115,5
Fabbisogno Settore statale	-3,5	-5,7	-4,4	-3,9	-3,3	-2,8
Fabbisogno Settore pubblico	-3,3	-5,9	-4,6	-4,0	-3,5	-3,0

1) Corretto per il ciclo e al netto delle misure *una-tantum*.

Tali sviluppi consentono di delineare uno scenario per l'economia italiana lievemente più favorevole rispetto al DPEF per il biennio 2009-2010. La variazione del PIL è stimata a -4,8 per cento per il 2009, con un miglioramento di circa 0,4 punti percentuali, e allo 0,7 per cento per il 2010 (0,2 punti percentuali in più).

L'aggiornamento del conto delle Amministrazioni pubbliche riconferma per il 2009 l'indebitamento netto al 5,3 per cento del PIL, come indicato nel DPEF, con una ricomposizione all'interno dei grandi aggregati che riflette minori entrate e minori spese. Per gli anni successivi, si registra un lieve miglioramento degli andamenti tendenziali a partire dal 2011 rispetto a quanto delineato nel DPEF.

Gli obiettivi programmatici indicati nel DPEF risultano sostanzialmente confermati. Per il 2010 il livello dell'indebitamento resta fissato al 5,0 per cento del PIL. Negli anni successivi, l'indebitamento netto migliora di 0,1 punti percentuali nel 2011 e di 0,2 punti percentuali sia nel 2012 sia nel 2013, prevalentemente per effetto del diverso profilo della spesa per interessi, collocandosi a -3,9 per cento nel 2011, a -2,7 per cento nel 2012 e a -2,2 per cento nel 2013. Corrispondentemente l'avanzo primario si riduce di 0,2 punti percentuali di PIL negli anni 2010-2011 e di 0,1 punti percentuali nel biennio successivo, raggiungendo il 3,4 per cento del PIL nel 2013.

Il debito in rapporto al PIL è previsto diminuire gradualmente a partire dal 2010 con una riduzione lievemente più accentuata rispetto a quanto indicato nel DPEF, fino a raggiungere il 112,7 per cento del PIL nel 2013.

In termini strutturali, nel 2009 il saldo di bilancio peggiora di 0,2 punti percentuali rispetto al DPEF per l'effetto prevalente delle maggiori misure *una tantum*. Il percorso di risanamento riprende a partire dal 2010: dopo il peggioramento del 2008 e la lieve riduzione nel 2009, il *deficit* corretto per il ciclo e al netto delle misure *una tantum* risulta in progressivo ridimensionamento negli anni a seguire con una correzione cumulata di circa 1,4 punti percentuali al 2012.

II. ECONOMIA INTERNAZIONALE

II.1 CONTESTO INTERNAZIONALE

Dal secondo trimestre del 2009 l'economia mondiale sembra aver superato la fase più negativa della crisi economico-finanziaria iniziata nel 2007.

Nonostante permanga un elevato grado di incertezza, gli indicatori hanno segnalato prima una stabilizzazione e poi un miglioramento in numerose aree geografiche, a partire dall'Asia. Il commercio internazionale, dopo la forte caduta registrata nel quarto trimestre 2008 e nel primo trimestre 2009, ha mostrato i primi segnali di recupero. Nel secondo trimestre la produzione industriale globale è cresciuta del 2,1 per cento rispetto al trimestre precedente, registrando a giugno l'incremento storico più robusto dal 1991 (2,0 per cento rispetto al mese precedente)[1].

A partire da marzo i mercati finanziari hanno segnato un recupero progressivo, per effetto delle azioni di politica economica intraprese dai Governi e dalle Banche Centrali a sostegno delle economie, dei bilanci positivi registrati da molte banche europee e statunitensi e del miglioramento delle prospettive sulla crescita mondiale.

Tali sviluppi delineano un contesto più favorevole rispetto a quanto stimato a luglio nel DPEF 2010-2013. Resta tuttavia incerta l'intensità e la solidità della ripresa, anche in considerazione dei rischi connessi alla futura adozione di strategie di rientro dalle politiche economiche espansive attuate per contrastare la crisi.

Nel periodo gennaio-agosto 2009, il prezzo medio del petrolio è stato di circa 55 dollari al barile, la metà del valore registrato nello stesso periodo dell'anno precedente. In estate i prezzi del greggio hanno superato i 70 dollari per poi moderarsi. Dopo la flessione registrata nella seconda metà del 2008, i prezzi delle materie prime non energetiche, con il forte contributo dei metalli, sono tornati a crescere da marzo scorso per la domanda cinese; anche i prezzi dei beni alimentari sono aumentati dal secondo trimestre 2009, pur restando inferiori a quelli dello stesso periodo dell'anno passato.

Per il 2009, si prevede una riduzione del PIL mondiale dell'1,4 per cento, seguita da una ripresa della crescita al 2,9 per cento nel 2010, in miglioramento rispetto alle stime riportate nel DPEF 2010-2013. Nei tre anni successivi, è previsto un incremento medio del PIL mondiale del 4,2 per cento, inferiore di circa 1 punto percentuale rispetto al biennio precedente alla crisi. Il commercio mondiale tornerebbe a espandersi nel 2010 (3,0 per cento) dopo la marcata contrazione nell'anno in corso (15,9 per cento). Nel periodo 2011-2013 gli scambi internazionali sono attesi in aumento al tasso del 5,8 per cento.

Nelle previsioni per il 2009 il prezzo del petrolio si collocherebbe attorno a 60 dollari al barile, con una moderata crescita negli anni seguenti.

Negli Stati Uniti, la contrazione del PIL si è notevolmente attenuata nel secondo trimestre 2009 (1,0 per cento in termini annualizzati rispetto al trimestre precedente che

[1] Fonte: CPB *Netherlands Bureau for Economic Policy Analysis*; *World Trade Monitor*, Agosto 2009, http://www.cpb.nl/eng/research/sector2/data/trademonitor.pdf.

aveva registrato una riduzione del 6,4 per cento), in parte come conseguenza delle misure adottate a sostegno dell'economia. Contributi positivi alla crescita sono stati forniti dalle esportazioni nette e dalla spesa pubblica, mentre è risultato negativo l'apporto degli investimenti fissi e dei consumi privati. Il processo di decumulo delle scorte, pur in attenuazione, era ancora in corso nel secondo trimestre. Riguardo alla politica monetaria, nell'ultima riunione di agosto la Riserva Federale ha confermato l'intervallo di riferimento per i tassi di *policy* tra lo 0 e lo 0,25 per cento e ha annunciato nuove misure non convenzionali a supporto del credito al settore privato e al mercato immobiliare. Le perdite di posti di lavoro hanno mostrato segnali di progressiva attenuazione, pur restando più elevate rispetto a un anno fa. Da dicembre 2007 sono stati registrati quasi 7 milioni di posti di lavoro in meno. Il tasso di disoccupazione è salito al 9,7 per cento in agosto, il valore più alto dai primi anni ottanta. Nell'arco di un anno la variazione annuale dei prezzi al consumo, che era pari al 5,4 per cento a luglio 2008, è diventata negativa (-1,5 per cento ad agosto). L'inflazione di fondo (al netto della componente energetica e dei beni alimentari) era all'1,4 per cento ad agosto, circa 1 punto percentuale in meno rispetto a un anno prima.

Per il 2009 è prevista una contrazione del PIL del 2,8 per cento e, per il 2010, una ripresa dell'1,4 per cento. Nei tre anni successivi, la crescita media risulterebbe pari al 2,3 per cento.

Il Giappone, dopo quattro trimestri negativi, ha registrato un aumento del PIL nel secondo trimestre 2009 (0,6 per cento sul trimestre precedente) con contributi positivi delle esportazioni nette, dei consumi privati e degli investimenti pubblici. Nell'ultima riunione di settembre, la Banca del Giappone ha mantenuto invariato il tasso di *policy* allo 0,1 per cento. L'inflazione al consumo, dopo più di un anno di crescita, è tornata in territorio negativo nel febbraio scorso fino a raggiungere -2,2 per cento a luglio. Nel 2009, è prevista una riduzione del PIL del 5,4 per cento; l'economia registrerebbe una crescita positiva (1,7 per cento) nel 2010. Nel periodo 2011-2013 il PIL giapponese aumenterebbe in media dell'1,8 per cento.

Le economie dell'Asia, nel secondo trimestre del 2009, hanno mostrato forti segnali di ripresa, con un netto miglioramento dell'interscambio commerciale tra i paesi dell'area.

La Cina, dopo tre trimestri di moderazione nella crescita del PIL (6,1 per cento nel primo trimestre), ha mostrato un'inversione di tendenza al 7,9 per cento nel secondo trimestre rispetto all'anno precedente, grazie agli stimoli fiscali a favore degli investimenti pubblici.

Anche l'economia indiana è cresciuta maggiormente nel secondo trimestre, con una variazione del 6,1 per cento rispetto allo stesso trimestre dell'anno precedente, 0,3 punti in più rispetto a quanto registrato nel primo trimestre.

Il PIL dei paesi emergenti è previsto crescere dell'1,5 per cento nel 2009 e del 5,2 per cento nel 2010. Nei successivi tre anni si stima una crescita media del 6,8 per cento.

TAVOLA II.1: QUADRO MACROECONOMICO INTERNAZIONALE (variazioni percentuali)

	2006	2007	2008	2009	2010	2011	2012	2013
PIL								
Paesi industrializzati	3,0	2,7	0,5	-3,6	1,2	2,1	2,4	2,5
Stati Uniti	2,9	2,1	0,4	-2,8	1,4	2,2	2,3	2,3
Giappone	2,0	2,3	-0,7	-5,4	1,7	1,7	1,7	2,0
UEM	2,9	2,7	0,7	-3,9	0,8	1,8	2,0	2,1
Francia	2,2	2,3	0,4	-2,1	1,0	1,8	2,1	2,1
Germania	3,2	2,5	1,3	-4,8	0,8	1,7	1,8	2,0
Regno Unito	2,9	2,6	0,7	-4,7	0,1	1,8	2,3	2,7
Spagna	3,9	3,7	1,2	-3,7	-0,7	1,5	2,3	2,3
Mondo escluso UE	5,6	5,7	3,5	-0,6	3,5	4,8	4,8	4,8
Mondo	5,1	5,1	2,9	-1,4	2,9	4,1	4,3	4,3
Commercio mondiale	9,5	7,0	2,5	-15,9	3,0	5,0	6,0	6,5

Fonte: Elaborazioni su dati OCSE, COM, FMI, *Netherlands Bureau for Economic Policy Analysis* (CPB).

TAVOLA II.2: PREZZI INTERNAZIONALI (variazioni percentuali)

	2006	2007	2008	2009	2010	2011	2012	2013
Petrolio (Brent FOB dollari/barile)	64,9	72,9	97,2	60,3	68,8	68,8	68,8	68,8
Materie prime non energetiche	16,0	26,7	25,2	-18,5	4,7	0,0	0,0	0,0
Manufatti	5,1	7,5	8,4	-8,0	2,7	1,6	1,6	1,6

Nota: Le assunzioni sul prezzo del petrolio si basano sulla media dei 10 giorni lavorativi dal 27 agosto al 9 settembre 2009.
Fonte: Elaborazione su dati IMF, OCSE, UE.

II.2 SVILUPPI NELL'AREA DELL'EURO

Nel secondo trimestre 2009, l'economia dell'area dell'euro ha registrato una contrazione del PIL dello 0,1 per cento rispetto al trimestre precedente, in netto miglioramento rispetto al primo trimestre (-2,5 per cento). A tale risultato si è pervenuti anche grazie alla ripresa in Francia e Germania, entrambe contraddistinte da una crescita dello 0,3 per cento. Per l'area, contributi positivi alla crescita sul trimestre precedente sono venuti dai consumi pubblici (0,1 punti percentuali), sospinti dalle azioni di politica fiscale, e dai consumi privati (0,1 punti percentuali), favoriti dalla riduzione dell'inflazione. Le esportazioni nette hanno sostenuto la crescita per 0,7 punti percentuali, a causa di una contrazione delle importazioni più marcata rispetto a quella delle esportazioni. Gli investimenti hanno invece sottratto un punto percentuale alla crescita del PIL, in ampia misura condizionati dalla caduta della produzione industriale (intorno al 20 per cento in meno rispetto a marzo 2008), dal basso grado di utilizzo degli impianti (69,5 per cento nel terzo trimestre) e dalla fase di decumulo delle scorte (0,7 punti percentuali sottratti alla crescita del PIL).

Gli indicatori anticipatori offrono segnali positivi sull'evoluzione economica dell'area. La fiducia degli agenti economici è in graduale miglioramento; ad agosto l'indice di fiducia dei direttori degli acquisti (PMI *composite*) è tornato in zona di espansione (50,4 punti), dopo ben quindici mesi di contrazione; a luglio l'indicatore anticipatore elaborato dall'OCSE (CLI) ha superato la media di lungo periodo, attestandosi a quota 100,5.

Permangono tuttavia elementi d'incertezza, come attestano alcuni indicatori reali. A luglio le vendite al dettaglio si sono ridotte dello 0,2 per cento rispetto al mese precedente e la produzione industriale ha ceduto lo 0,3 per cento rispetto a giugno. Come in altre aree economiche, il mercato del lavoro ha registrato un deterioramento con un aumento del tasso di disoccupazione al 9,5 per cento a luglio e una riduzione dell'occupazione nel secondo trimestre pari allo 0,5 per cento rispetto al primo trimestre.

L'inflazione al consumo, dopo il picco raggiunto nel luglio 2008 (4,0 per cento anno su anno), ha iniziato una fase di discesa per effetto della riduzione dei prezzi delle *commodity*, che l'ha portata a raggiungere a luglio un minimo di -0,7 per cento rispetto allo stesso mese dell'anno precedente. Ad agosto, l'inflazione si è attestata a -0,2 per cento. Si prevede una graduale ripresa nei prossimi mesi, con una media d'anno su valori nettamente inferiori all'obiettivo della Banca Centrale Europea. L'inflazione di fondo è passata dal 2,1 per cento della fine del 2008 (rispetto allo stesso mese dell'anno precedente) all'1,2 per cento a luglio 2009. Sul lato della produzione continua la fase di riduzione dei prezzi. A luglio l'inflazione alla produzione ha segnato un calo dello 0,8 per cento rispetto al mese precedente e dell'8,5 per cento rispetto allo stesso mese dell'anno precedente, dovuto soprattutto all'andamento dei prezzi energetici.

L'alleggerirsi delle tensioni sui mercati finanziari ha contribuito a ridurre la volatilità che ha caratterizzato nell'ultimo anno i tassi di cambio delle valute. Nel periodo giugno-agosto, il cambio effettivo dell'euro è rimasto pressoché stabile.

Nel complesso, rispetto al DPEF si stima un miglioramento del quadro economico dell'area dell'euro nella seconda parte del 2009.

II.3 RISCHI DELLA PREVISIONE

I rischi appaiono nel complesso bilanciati. Da un lato la ripresa nei prossimi trimestri potrebbe rivelarsi più intensa e diffusa nelle varie aree geografiche rispetto a quanto stimato in base alle attuali informazioni. Dall'altro, permangono rischi al ribasso legati alla profondità della crisi economica che è stata sperimentata e al graduale venir meno degli stimoli di politica economica. Infine, il ritorno a una fase di espansione economica robusta sembra legato anche al ruolo che potrà svolgere l'Asia nel sostenere la ripresa globale e a quello che sarà ricoperto dalla tradizionale locomotiva mondiale, l'economia statunitense.

III. ECONOMIA ITALIANA

III.1 EVOLUZIONE NEL 2009 E NEL MEDIO TERMINE

Economia italiana

In linea con il miglioramento della congiuntura internazionale, anche per l'Italia si sono manifestati segnali incoraggianti di ripresa nei mesi estivi.

Particolarmente favorevole è il *Composite Leading Indicator* (CLI) dell'OCSE. Per l'Italia e la Francia, in particolare, l'indice ha assunto i valori più elevati all'interno del gruppo dei paesi più industrializzati (G7). La fiducia delle imprese manifatturiere da aprile ha mostrato una progressiva ripresa, più consistente in Italia rispetto all'area dell'euro soprattutto per quanto riguarda il giudizio sugli ordinativi. Inoltre, le inchieste congiunturali evidenziano che ad agosto il processo di decumulo delle scorte (il cui picco è stato raggiunto lo scorso luglio) si è arrestato; è plausibile che nei prossimi mesi si avvii la ricostituzione delle scorte e che essa possa sospingere la ripresa. La produzione industriale, a partire da aprile, ha arrestato la caduta; a luglio l'indice ha mostrato una ripresa congiunturale dell'1,0 per cento con una revisione al rialzo per i mesi precedenti.

Le indagini sul credito bancario (*Bank Lending Survey*)[1] relative al secondo trimestre 2009 confermano la tendenza alla moderazione delle condizioni di restrizione dell'offerta di credito alle imprese; le previsioni per il terzo trimestre sono prossime alla stabilità. La qualità del credito, tuttavia, ha continuato a deteriorarsi lievemente: a luglio il rapporto tra sofferenze e credito concesso alle imprese è stato pari al 3,8 per cento.

Nel secondo trimestre il PIL si è contratto dello 0,5 per cento rispetto al trimestre precedente (6,0 per cento rispetto allo stesso periodo dell'anno precedente). Il risultato è stato leggermente migliore delle attese. Tra le principali componenti, i consumi privati (in particolare quelli di beni durevoli) hanno mostrato una ripresa rispetto al trimestre precedente per effetto degli incentivi per il rinnovo del parco auto varati dal Governo lo scorso febbraio. Anche gli investimenti in mezzi di trasporto hanno mostrato una crescita dell'1,2 per cento. Gli investimenti in macchinari hanno invece continuato a contrarsi, così come quelli in costruzioni. Le esportazioni e le importazioni si sono ridotte rispettivamente del 3,7 per cento e del 3,0 per cento rispetto al trimestre precedente, con un'attenuazione nella flessione congiunturale. Le scorte hanno fornito un contributo negativo alla crescita del PIL.

Tenuto conto dei risultati del secondo trimestre lievemente migliori delle attese e delle previsioni di ripresa congiunturale nella seconda parte dell'anno, si stima una riduzione del PIL del 4,8 per cento nel 2009. Nel 2010, l'economia italiana crescerebbe dello 0,7 per cento. La stima per il biennio è lievemente più favorevole rispetto a quanto indicato nel DPEF dello scorso luglio. I rischi della previsione sono ora più bilanciati e non si esclude che il rimbalzo dell'attività economica nei prossimi trimestri possa essere significativamente più vivace delle attese. Nel triennio 2011-2013 la crescita del PIL rimarrebbe attestata in media al 2,0 per cento.

Nell'anno in corso i consumi privati sono previsti in calo dell'1,7 per cento, in miglioramento di circa mezzo punto percentuale rispetto al DPEF per effetto del risultato

[1] Fonte: Banca d'Italia.

registrato nel secondo trimestre. Da aprile, la fiducia dei consumatori ha compiuto un apprezzabile recupero, maggiore di quello realizzato nell'area dell'euro. La ripresa della fiducia è connessa al miglioramento della situazione personale e alla moderazione dell'inflazione. Nel 2010 la spesa delle famiglie crescerebbe dello 0,5 per cento. Le decisioni di spesa dei consumatori sarebbero influenzate dal progressivo esaurirsi degli effetti negativi sulla ricchezza delle famiglie a seguito della ripresa dei corsi azionari. Si proietta un aumento medio di circa il 2,1 per cento negli anni seguenti. Tuttavia, l'attuale incertezza sull'andamento del mercato del lavoro condiziona anche l'evoluzione attesa dei consumi privati.

Gli investimenti in macchinari e attrezzature si contrarrebbero del 17,2 per cento nel 2009, risentendo del calo del primo semestre. Gli investimenti mostrerebbero tassi di crescita positivi dalla seconda metà dell'anno, per effetto del recupero atteso della domanda mondiale e delle agevolazioni fiscali introdotte dal Governo[2]. Questo recupero continuerebbe anche nel 2010. Nel triennio successivo, tenuto conto della ritrovata vivacità delle esportazioni e del commercio internazionale, gli investimenti in macchinari crescerebbero in media del 3,0 per cento.

Vanno rilevati alcuni elementi di rischio di questa previsione. In base alle indagini sul credito bancario, non vi è ancora evidenza di un'inversione di tendenza delle decisioni di investimento da parte delle imprese. Nel secondo trimestre, la domanda di credito delle imprese si è ridotta per tutte le tipologie di scadenze e soprattutto per i prestiti a breve termine. Oltre ai tagli agli investimenti fissi, il calo della domanda è spiegato anche dai processi di fusione e acquisizione e di ristrutturazione degli assetti societari. I piani di investimento sarebbero condizionati anche dal grado di indebitamento: seppur in rallentamento, nel primo trimestre 2009 i debiti delle imprese sono lievemente aumentati, superando l'80 per cento del PIL[3].

Secondo i dati sulle consistenze della Banca d'Italia, a luglio, si conferma la progressiva tendenza al rallentamento del credito bancario erogato alle imprese (0,9 per cento sullo stesso mese dell'anno precedente), con ricadute soprattutto per le piccole imprese. Va altresì rilevato che la ripresa del credito tende, in genere, a essere ritardata rispetto al ciclo economico. Non si segnala, dunque, al momento alcuna anomalia rispetto a precedenti fasi cicliche di contrazione.

Nel 2009, gli investimenti in costruzioni si ridurrebbero in misura più contenuta rispetto a quelli in macchinari. In Italia, il settore delle costruzioni ha finora subito un aggiustamento delle quantità minore rispetto al settore manifatturiero, nonostante sia interessato da una significativa correzione in ambito internazionale. Nella prima metà dell'anno la produzione industriale si è ridotta del 21,5 per cento rispetto allo stesso periodo dell'anno precedente; quella del settore delle costruzioni del 12,0 per cento.

Riguardo ai prezzi degli immobili, i dati elaborati dall'OCSE rilevano che nel quarto trimestre 2008 e nel primo 2009 le quotazioni nel settore residenziale hanno cominciato a mostrare anche in Italia una flessione rispetto allo stesso periodo dell'anno precedente. Il

[2] Misure a sostegno degli investimenti in macchinari introdotte con il D.L. n. 78/2009 convertito nella L. n.102/2009.

[3] Fonte: Banca d'Italia, Bollettino Economico, Luglio 2009.

risultato è confermato dall'indagine della Banca d'Italia[4], secondo la quale la contrazione dei prezzi si sarebbe verificata anche nel secondo trimestre 2009, sebbene sia diminuita rispetto all'indagine precedente la quota di coloro che hanno osservato una riduzione dei prezzi. Secondo la stessa indagine, permane l'incertezza circa il comportamento del mercato immobiliare nel breve termine: le attese relative al terzo trimestre 2009 dipingono un quadro in peggioramento. Restano invece positive le prospettive del settore nel medio termine, anche se i giudizi sono più cauti rispetto alla precedente rilevazione.

Con riferimento alla domanda si notano segnali di recupero: dallo scorso marzo la concessione di mutui per l'acquisto delle abitazioni alle famiglie ha continuato a crescere; a luglio le erogazioni hanno registrato un aumento del 5,3 per cento rispetto allo stesso mese dell'anno precedente.

Dopo un calo del 6,1 per cento nel 2009, gli investimenti in costruzioni sono proiettati crescere dell'1,0 per cento nel 2010 e in media dell'1,9 per cento nel triennio successivo.

Nel 2009, per effetto del significativo calo degli scambi internazionali registrato nella prima parte dell'anno, le esportazioni si ridurrebbero del 19,9 per cento. Anche le importazioni si contrarrebbero significativamente (-16,1 per cento), a seguito del calo della domanda interna. La crescita delle esportazioni risulterebbe in recupero dal 2010, in linea con la ripresa del commercio mondiale. Le esportazioni nette fornirebbero un contributo lievemente positivo alla crescita del PIL nel 2010 e nel 2011.

Il disavanzo di parte corrente della bilancia dei pagamenti si collocherebbe al 2,8 per cento in rapporto al PIL, in miglioramento rispetto al risultato del 2008. Il saldo merci ritornerebbe positivo in rapporto al PIL (0,2 per cento), dopo il saldo in pareggio registrato nel 2008. Il disavanzo delle partite invisibili si collocherebbe al 2,9 per cento in rapporto al PIL, in miglioramento rispetto al 2008.

Premessa la fisiologica incertezza previsiva connessa ai peculiari ritardi con cui gli effetti del ciclo economico si manifestano sul mercato del lavoro, nell'anno in corso l'occupazione misurata in unità *standard* si ridurrebbe del 2,5 per cento. Nel 2010, la flessione sarebbe marginale, con una ripresa negli anni successivi. Nel 2009, il calo maggiore delle unità di lavoro è previsto nell'industria in senso stretto (-6,7 per cento). Nelle costruzioni e nei servizi privati la riduzione sarebbe pari rispettivamente al 2,5 e al 2,4 per cento. Il tasso di disoccupazione si collocherebbe all'8,5 per cento nel 2009 e aumenterebbe ancora lievemente nel 2010, per poi ridursi al 7,5 per cento nel 2013. Le stime dell'offerta di lavoro e degli occupati della rilevazione sulle forze di lavoro includono l'effetto delle regolarizzazioni delle badanti e delle *colf* varate con il D.L. n. 78/2009, convertito nella L. n. 102/2009, secondo quanto indicato nella Relazione Tecnica al provvedimento. Tali stime saranno affinate entro l'anno a seguito del rilascio dei dati ISTAT di contabilità nazionale e dell'indagine sulle forze di lavoro relativi al terzo trimestre.

Il costo del lavoro per dipendente aumenterebbe dell'1,9 per cento nel 2009. A fine luglio risultavano in vigore circa l'85 per cento dei contratti nazionali. Per effetto del

[4] Cfr. Banca d'Italia, Sondaggio congiunturale sul mercato delle abitazioni, Settembre 2009.

calo della produttività, il costo del lavoro per unità di prodotto risulterebbe in lieve accelerazione rispetto al 2008. Nel 2010, il costo del lavoro per unità di prodotto mostrerebbe un sensibile rallentamento, in particolare nel settore dell'industria in senso stretto che costituisce il settore più esposto alla concorrenza internazionale; negli anni seguenti i tassi di crescita resterebbero moderati.

TAVOLA III.3: QUADRO MACROECONOMICO (variazioni percentuali)

	2008	2009	2010	2011	2012	2013
ESOGENE INTERNAZIONALI						
Commercio internazionale	2,5	-15,9	3,0	5,0	6,0	6,5
Prezzo del petrolio (Brent FOB dollari/barile)	97,2	60,3	68,8	68,8	68,8	68,8
Cambio dollaro/euro	1,471	1,380	1,434	1,434	1,434	1,434
MACRO ITALIA (VOLUMI)						
PIL	-1,0	-4,8	0,7	2,0	2,0	2,0
Importazioni	-4,5	-16,1	0,9	3,6	4,1	4,3
Consumi finali nazionali	-0,5	-1,1	0,4	1,7	1,9	1,8
- Spesa delle famiglie residenti	-0,9	-1,7	0,5	2,2	2,1	2,1
- Spesa della P.A. e I.S.P.	0,6	0,5	0,4	0,0	1,2	1,0
Investimenti fissi lordi	-3,0	-11,7	1,7	2,4	2,4	2,5
- Macchinari, attrezzature e vari	-4,2	-17,2	2,5	2,4	3,0	3,5
- Costruzioni	-1,8	-6,1	1,0	2,4	1,8	1,6
Esportazioni	-3,7	-19,9	1,2	4,2	4,1	4,3
p.m. Saldo corrente bil. pag. in % PIL	*-3,4*	*-2,8*	*-2,5*	*-2,4*	*-2,4*	*-2,3*
CONTRIBUTI ALLA CRESCITA DEL PIL (1)						
Esportazioni nette	0,3	-1,0	0,1	0,1	0,0	0,0
Scorte	-0,3	-0,4	0,0	0,0	0,0	0,0
Domanda nazionale al netto delle scorte	-1,0	-3,4	0,7	1,8	2,0	2,0
PREZZI						
Deflatore importazioni	6,9	-5,6	0,6	1,5	1,4	1,5
Deflatore esportazioni	5,0	-0,1	1,6	1,9	2,0	2,0
Deflatore PIL	2,8	2,3	1,5	1,7	1,8	1,9
PIL nominale	1,8	-2,6	2,2	3,7	3,8	3,9
Deflatore consumi	3,2	0,1	1,5	1,7	1,8	1,9
Inflazione (programmata)	1,7	0,7	1,5	1,5	1,5	1,5
Indice IPCA al netto energetici importati (2)	3,2	1,5	1,8	2,2	1,9	n.d
VALORE AGGIUNTO E MERCATO DEL LAVORO						
Valore aggiunto (intera economia)	-0,9	-4,9	0,7	2,1	2,0	2,0
Costo del lavoro	3,3	1,9	1,6	2,0	2,1	2,1
Produttività (misurata su PIL)	-0,9	-2,4	0,9	0,9	0,9	0,9
CLUP (misurato su PIL)	4,2	4,4	0,7	1,1	1,1	1,2
Occupazione (ULA)	-0,1	-2,5	-0,1	1,1	1,1	1,1
Occupazione dipendente (ULA)	0,5	-2,4	0,2	1,5	1,2	1,2
Tasso di disoccupazione	6,7	8,5	8,8	8,3	7,9	7,5
Tasso di occupazione (15-64 anni)	58,7	57,9	57,8	58,5	59,3	60,1
p.m. PIL nominale (val. assoluti milioni €)	*1.572.243*	*1.530.905*	*1.564.796*	*1.623.380*	*1.685.439*	*1.751.569*

(1) Eventuali imprecisioni derivano dagli arrotondamenti.

(2) Fonte:ISAE.

Nota: Il quadro macroeconomico è stato elaborato sulla base delle informazioni disponibili al 14 settembre 2009. Le assunzioni sul prezzo del petrolio e sul cambio dollaro-euro si basano sulla media dei 10 giorni lavorativi dal 27 agosto al 9 settembre 2009.

PIL e componenti in volume (prezzi concatenati anno base 2000), dati non corretti per i giorni lavorativi.

Mercato del lavoro

Dalla seconda parte del 2008 il mercato del lavoro ha subito gli effetti della crisi, anche se in Italia l'impatto risulta al momento più contenuto rispetto ad altri paesi industrializzati.

In base ai dati di contabilità nazionale,[5] nel secondo trimestre 2009, l'occupazione (misurata in termini di unità di lavoro equivalenti a tempo pieno, ULA) è diminuita dello 0,8 per cento rispetto al trimestre precedente e del 2,6 per cento rispetto allo stesso trimestre del 2008. Il deterioramento in termini tendenziali del mercato del lavoro interessa in misura prevalente il settore dell'industria in senso stretto, che ha registrato un calo del 7,6 per cento. Nel settore delle costruzioni il calo è stato del 2,8 per cento. Invece, nel settore dei servizi l'occupazione è calata più moderatamente (-1,4 per cento), per effetto di una dinamica stazionaria nel settore dei servizi pubblici e di una flessione più rilevante (-2,3 per cento) nel settore dei servizi privati. Si inverte, invece, la caduta dell'occupazione nel settore dell'agricoltura che ha registrato un aumento dell'1,0 per cento sullo stesso trimestre dello scorso anno. La caduta tendenziale dell'occupazione è più marcata tra i lavoratori indipendenti e pari al 3,1 per cento (-0,1 per cento rispetto al trimestre precedente). Per il lavoro dipendente l'occupazione scende del 2,5 per cento rispetto al trimestre corrispondente (-1,1 per cento rispetto al trimestre precedente).

Nel corso del 2009 è aumentato il ricorso alla Cassa Integrazione Guadagni (CIG) (314,6 per cento nei primi otto mesi dell'anno rispetto allo stesso periodo del 2008). Le ore complessivamente autorizzate dall'INPS sono state pari a circa 517 milioni. Dopo l'incremento registrato a luglio, ad agosto le ore autorizzate si sono ridotte del 41 per cento circa rispetto al mese precedente, ma sono aumentate del 526 per cento circa rispetto allo stesso mese del 2008.

Nei primi cinque mesi dell'anno la CIG ordinaria, il primo ammortizzatore a essere utilizzato nelle fasi cicliche negative, ha riportato un progressivo incremento delle ore autorizzate. Da giugno la CIG ordinaria ha invertito la tendenza, mostrando una graduale riduzione rispetto ai mesi precedenti. Le richieste di CIG straordinaria, invece, sono state in aumento fino allo scorso luglio per poi ridursi ad agosto.

I dati sul 'tiraggio' confermano tuttavia la tendenza a un utilizzo inferiore di ore di CIG da parte delle aziende rispetto a quelle richieste e successivamente autorizzate dall'INPS. Nei primi sette mesi del 2009 è stato utilizzato il 60,9 per cento delle ore di CIG autorizzate (rispetto al 77 per cento circa dello stesso periodo del 2008). Le domande di disoccupazione non agricola con requisiti ordinari e speciale edile e di quelle di mobilità hanno mostrato un sensibile aumento a luglio rispetto al mese precedente (82,5 per cento), attestandosi sulle 157 mila domande. Nei primi sette mesi dell'anno le domande hanno raggiunto circa le 736 mila unità.

Nonostante il rallentamento del ciclo economico, le retribuzioni di fatto per il lavoro dipendente nel secondo trimestre del 2009 mantengono una dinamica relativamente sostenuta. Secondo i dati della contabilità nazionale, rispetto al corrispondente trimestre del 2008, le retribuzioni lorde per ULA sono aumentate dell'1,3 per cento, che sintetizza un aumento di poco superiore al 2 per cento nell'industria in senso stretto e dello 0,7 per cento nel totale dei servizi.

[5] A differenza delle forze di lavoro, l'occupazione misurata in unità equivalenti di lavoro (ULA) esclude i lavoratori in CIG e tiene conto delle minori ore associate alle occupazioni in *part-time*.

Per effetto della contrazione della produttività, il costo del lavoro per unità di prodotto continua a crescere a livelli sostenuti, registrando un aumento del 4,9 per cento nel secondo trimestre 2009, comunque in rallentamento rispetto al primo trimestre.

La crescita delle retribuzioni contrattuali orarie per il totale dell'economia si mantiene al di sopra delle retribuzioni di fatto, registrando un aumento del 3,1 per cento nel secondo trimestre 2009 rispetto a un anno prima. Nel settore dell'industria l'aumento è del 3,3 per cento e del 3,2 per cento nel settore dei servizi privati . Ne consegue uno slittamento salariale (*wage drift*) negativo per l'intera economia, poco al di sotto dei due punti percentuali, che riflette andamenti settoriali eterogenei.

Confrontando alcuni effetti occupazionali dell'attuale recessione con quelli della crisi 1992-1993, cioè la maggiore recessione del dopoguerra prima dell'attuale, si osserva come nel settore attualmente più colpito, cioè l'industria in senso stretto, la caduta dell'occupazione misurata in ULA sia stata adesso più ripida rispetto alla crisi del 1992-1993. Si osserva anche come, per effetto di un profondo processo di ristrutturazione del tessuto produttivo, in seguito alla crisi del 1992-1993 i livelli occupazionali non siano tornati ai livelli precedenti. Al contrario, nel settore dei servizi il recupero c'è stato, ma ha richiesto oltre un biennio per completarsi. Ad oggi, la caduta occupazionale nel settore dei servizi privati appare simile a quella della recessione precedente.

FIGURA III.1: OCCUPAZIONE DIPENDENTE PER SETTORE (dati destagionalizzati)


15,0
10,0
5,0
0,0
-5,0
-10,0
-15,0
-20,0
% A/A
Agricoltura
Costruzioni
Servizi privati
Industria iss
Totale
1T91
1T92
1T93
1T94
1T95
1T96
1T97
1T98
1T99
1T00
1T01
1T02
1T03
1T04
1T05
1T06
1T07
1T08
1T09

Fonte: ISTAT, Contabilità nazionale.

FIGURA III.2: CONFRONTO DELL'OCCUPAZIONE DIPENDENTE NELL'INDUSTRIA IN SENSO STRETTO TRA DUE CRISI


Indice (100=t=0)
108
106
104
102
100
98
96
94
92
90
t=0=1T92
t=0=1T08
t=-7 t=-6 t=-5 t=-4 t=-3 t=-2 t=-1 t=0 t=1 t=2 t=3 t=4 t=5 t=6 t=7 t=8 t=9 t=10 t=11 t=12 t=13 t=14 t=15 t=16 t=17

Fonte: ISTAT, Contabilità nazionale.

FIGURA III.3: CONFRONTO DELL'OCCUPAZIONE DIPENDENTE NEI SERVIZI PRIVATI TRA DUE CRISI


Indice (100= t=0)
101
100
99
98
97
96
95
94
t=0=1T92
t=0=1T08
t=-7 t=-6 t=-5 t=-4 t=-3 t=-2 t=-1 t=0 t=1 t=2 t=3 t=4 t=5 t=6 t=7 t=8 t=9 t=10 t=11 t=12 t=13 t=14 t=15 t=16 t=17

Fonte: ISTAT, Contabilità nazionale.

Scambi con l'estero

Nel primo trimestre 2009, l'evolversi della crisi economico-finanziaria ha provocato la più forte contrazione degli scambi commerciali internazionali dal secondo dopoguerra, con pesanti ricadute anche per le esportazioni delle imprese italiane.

Nella prima metà del 2009, gli scambi commerciali cif-fob nel complesso[6] hanno mostrato una contrazione delle esportazioni e delle importazioni superiore al 24,0 per cento. Nello stesso periodo dell'anno passato entrambi i flussi commerciali registravano una crescita superiore al 2,0 per cento.

Dal punto di vista geografico, le esportazioni verso i paesi europei hanno subito una riduzione più marcata (26,9 per cento) rispetto a quella registrata per l'area extra-europea (20,2 per cento). Invece, le importazioni dai paesi non-UE sono diminuite in misura maggiore (27,3 per cento) rispetto a quanto accaduto per quelle dai paesi europei (22,9 per cento). A luglio si sono registrati i primi segnali di miglioramento, con un aumento delle esportazioni verso i paesi extra-europei del 5,0 per cento rispetto al mese precedente.

La Cina è stata l'unico paese verso cui si sono incrementate le esportazioni italiane (2,8 per cento), mentre per gli altri *partner* commerciali sono state registrate riduzioni marcate. La diminuzione più contenuta è stata rilevata verso i paesi OPEC (7,2 per cento). Verso la Russia e la Turchia la contrazione è stata superiore al 35,0 per cento. Le esportazioni verso Germania e Francia si sono ridotte di quasi il 25,0 per cento.

Nei primi sei mesi dell'anno, il disavanzo commerciale nel complesso è stato di 4,1 miliardi, in miglioramento di 3,0 miliardi rispetto a quello dell'anno passato. Il saldo della bilancia commerciale al netto dei beni energetici (petrolio greggio e gas naturale) è risultato positivo per 16,2 miliardi, seppur di entità inferiore rispetto ai 23,6 miliardi della prima metà dell'anno precedente. Con i paesi europei il saldo è diventato negativo (0,2 miliardi) mentre nel primo semestre 2008 era stato registrato un avanzo (5,5 miliardi). Verso i paesi extra-europei il disavanzo è stato di 3,9 miliardi, di gran lunga inferiore a quello dello stesso periodo dell'anno precedente (12,8 miliardi).

Nel primo semestre dell'anno la contrazione delle esportazioni ha riguardato la generalità dei comparti produttivi. I principali settori del *Made in Italy* hanno tuttavia mostrato avanzi degni di nota e non troppo lontani da quelli rilevati nello stesso periodo del 2008.

Nel primo bimestre 2009, la quota di mercato dell'Italia sulle esportazioni mondiali a prezzi correnti si è lievemente ridotta rispetto allo stesso periodo del 2008 (al 3,2 per cento dal 3,5 per cento)[7]. Tale dinamica risulta comune anche agli altri paesi dell'Unione europea per l'emergere di nuovi concorrenti. Lo scorso anno l'Italia si è confermata come il settimo esportatore mondiale, incrementando la propria presenza sul mercato asiatico: la Cina è diventata il 14° mercato di destinazione delle esportazioni italiane, guadagnando otto posizioni rispetto al 1999[8].

[6] Gli scambi con l'estero nel complesso e per area geografica si riferiscono al primo semestre del 2009. Per gli scambi con i paesi extra-europei l'ultimo dato disponibile è di luglio 2009.
[7] Fonte: Ministero dello Sviluppo Economico e ICE.
[8] ICE, "L'Italia nell'economia internazionale", Rapporto ICE 2008-2009, 22 Luglio 2009.

FIGURA III.4: SALDI COMMERCIALI PER SETTORE (miliardi di €)


50
40
30
20
10
0
-10
-20
2000
2001
2002
2003
2004
2005
2006
2007
2008
1S 2008
1S 2009
Tessile, abbigliamento e pelle
Gomma e materie plastiche
Metalli di base e prodotti in metallo (esclusi macchine e impianti)
Apparecchi elettrici
Macchinari e apparecchi n.c.a
Mezzi di trasporto
Altre attività manifatturiere

Fonte: ISTAT, Statistiche sul commercio con l'estero,

In un'ottica più ampia, riferita al decennio 1999-2008, recenti analisi hanno evidenziato un miglioramento di alcune caratteristiche delle aziende esportatrici italiane. Il numero degli operatori all'estero è aumentato (da 183.385 nel 1999 a 197.950 nel 2008), così come i valori esportati (da 216.798 milioni nel 1999 a 360.447 milioni nel 2008)[9]. La presenza delle imprese esportatrici sui mercati esteri è cresciuta. In particolare, sono aumentate le aziende di maggiore dimensione presenti in più di quaranta mercati (dall'1,2 per cento del 1999 al 2,0 per cento a fine periodo), che rappresentano poco meno della metà (44,6 per cento) delle esportazioni complessive. È rimasta stabile la quota di imprese presenti in un solo mercato (attorno al 43,0 per cento) che realizzano soltanto l'1,7 per cento delle esportazioni nel 2008, in diminuzione di 0,5 punti percentuali rispetto al 1999[10].

Le imprese esportatrici hanno saputo reagire al difficile contesto internazionale attraverso politiche di prezzo differenziate nei diversi mercati, migliorando il contenuto qualitativo dei prodotti, spostando alcune fasi produttive in paesi a più basso costo del lavoro e investendo nella distribuzione, pur restando limitata la capacità di attrarre investimenti dall'estero per ragioni di carattere strutturale[11].

[9] I dati per il 2008 sono da considerarsi provvisori.
[10] ICE, "L'Italia nell'economia internazionale", Rapporto ICE 2008-2009; "Annuario ICE-ISTAT", Vol.1, Tavola 5.1.15, pag.324, 22 Luglio 2009.
[11] ICE, "L'Italia nell'economia internazionale", Rapporto ICE 2008-2009, 22 Luglio 2009.

Inflazione

Nei primi otto mesi del 2009, proseguendo la tendenza in atto dall'autunno del 2008, la variazione annuale dei prezzi al consumo misurati dall'indice NIC ha mostrato un deciso segno di rallentamento, con un tasso di crescita che è passato dal 4,1 per cento dell'agosto 2008 allo 0,1 per cento dell'agosto 2009.

I differenziali d'inflazione tra le ripartizioni territoriali e la media nazionale si sono ridotti nel corso del secondo semestre del 2008 e nel primo mese del 2009, durante la fase di contrazione dei prezzi dei beni energetici. Da febbraio 2009 è in atto un'inversione di tendenza, con un ampliamento dei differenziali: all'estremo superiore dell'intervallo si colloca l'Italia Meridionale (+0,8 punti percentuali), mentre all'estremo inferiore si trovano le ripartizioni Nord-Occidentale e Nord-Orientale (-0,2 punti percentuali).

Come avvenuto per i forti rialzi registratisi tra il 2007 e il 2008, a guidare le riduzioni dei prezzi sono stati prevalentemente gli *input* importati, in particolare le componenti 'volatili' dell'indice NIC (energia e alimentari). L'indice delle materie prime elaborato da Confindustria, espresso in dollari, ha registrato nei primi otto mesi del 2009 una diminuzione del 44,7 per cento rispetto allo stesso periodo del 2008, quando si era invece evidenziato un incremento del 55,0 per cento su base annua. Rispetto al 2008, appare meno positivo il contributo del tasso di cambio euro/dollaro, stimabile quest'anno in circa 7 punti percentuali sull'indice generale (la riduzione dell'indice delle materie prime in euro è stata del 37,6 per cento nel 2009 contro un aumento del 35,4 per cento nel 2008). Sull'andamento dell'indice generale hanno inciso i combustibili (-50,3 per cento annuo nei primi otto mesi del 2009, contro un aumento del 70,9 per cento del corrispondente periodo del 2008) e gli alimentari (-19,4 per cento annuo nel 2009 contro un aumento del 35,7 per cento del 2008). Gli effetti della crisi economica hanno inciso anche su altre componenti, come i non alimentari, in netta decelerazione (-24,1 per cento annuo nel 2009 a fronte di un aumento del 6,8 per cento del 2008).

Gli andamenti dei primi stadi di formazione dei prezzi si sono riflessi sulle componenti dell'indice generale dei prezzi al consumo determinando un rallentamento sia dell'aggregato dei beni che di quello dei servizi, passati rispettivamente dal 4,5 per cento su base annua di agosto 2008 al -0,8 per cento di agosto 2009 e dal 3,4 per cento all'1,6 per cento. Tra i servizi, è molto pronunciata la decelerazione dell'andamento degli ex 'servizi pubblici' collegata alle tariffe di competenza delle Autorità di settore, al netto delle quali il tasso di crescita dell'aggregato tariffe rispetto all'anno precedente resta su livelli elevati (3,4 per cento), per effetto delle tariffe a livello locale e di alcune componenti tariffarie definite a livello centrale (trasporti).

Più eterogeneo appare, invece, l'andamento dell'aggregato dei servizi privati, al netto dei petroliferi, che, pur evidenziando una sostanziale decelerazione negli ultimi dodici mesi (1,3 per cento rispetto al 4,2 per cento di agosto 2008), ha al suo interno voci con una dinamica ben superiore a quella dell'indice generale (assicurazioni, servizi ricettivi e di ristorazione).

FIGURA III.5: MATERIE PRIME IN EURO - PREZZI ALLA PRODUZIONE - PREZZI AL CONSUMO (variazioni tendenziali su indici trimestrali)


Materie Prime
Prezzi alla Produzione - Prezzi al Consumo (NIC)
materie prime - totale
combustibili
prezzi alla produzione
prezzi al consumo (NIC)
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008 (a)
2009 (b)

Fonte: elaborazioni su dati ISTAT.
(a) Da gennaio 2008 l'indice dei prezzi alla produzione è base 2005=100.
(b) Per il III trimestre del 2009 la media è riferita a luglio e agosto, mentre per i prezzi alla produzione si riferisce al solo mese di luglio.

TAVOLA III.4: PREZZI CONTROLLATI NEL PANIERE NIC (variazioni percentuali in media d'anno)

	2005	2006	2007	2008	2009 (ago)
TOTALE TARIFFE (al netto dei tabacchi)	1,5	2,8	0,9	2,6	-
di cui:					
Tariffe di competenza Governo	-1,9	-1,4	-2,3	-2,9	2,5
Tariffe di competenza Autorità	4,2	7,3	1,2	7,4	-4,6
Tariffe di competenza Enti locali	3,1	3,4	4,8	3,5	4,1
Tabacchi	8,9	6,3	4,2	4,3	2,9
TOTALE BENI E SERVIZI LIBERALIZZATI	4,0	2,9	2,1	5,9	-5,2
di cui:					
Benzina verde	9,3	5,5	0,9	7,1	-11,0
Gasolio riscaldamento	16,6	6,6	0,1	17,2	-24,8
GPL in bombole	4,0	7,4	1,7	7,0	-2,5
GPL auto	5,3	14,4	-3,8	9,1	-21,1
Gasolio auto	18,1	5,3	-0,1	16,2	-22,6
Assicurazione R.C.	1,7	2,3	1,5	2,3	3,1
TOTALE LIBERALIZZATI AL NETTO DEI PETROLIFERI	2,0	1,9	2,3	3,9	-0,4
PREZZI AL CONSUMO - NIC (compresi i tabacchi)	1,9	2,1	1,8	3,3	0,1

Nonostante la fase di rientro delle pressioni inflazionistiche sia da attribuire ad elementi comuni a tutti i Paesi europei, la tempistica con cui la decelerazione si sta attuando è diversa: l'inflazione misurata dall'indice armonizzato dei prezzi al consumo (HICP) è passata in Italia dal 4,2 per cento nell'agosto 2008 allo 0,1 per cento di agosto 2009. Nello stesso periodo, l'inflazione dell'area euro è passata dal 3,8 per cento al -0,2 per cento. Nell'arco dei dodici mesi, il differenziale di inflazione dell'Italia verso l'area dell'euro è tornato a 0,3 punti percentuali, dopo aver registrato un forte ampliamento fino agli 0,8 punti di dicembre 2008, proprio nella fase di inizio della discesa dei prezzi.

Una riapertura (chiusura) del differenziale durante una fase di rientro (di aumento) delle pressioni inflazionistiche non è inconsueta, riflettendo soprattutto la diversa tempistica con la quale le spinte al ribasso (rialzo) provenienti dagli *input* importati si riflettono sui prezzi interni, in particolare per quanto riguarda le materie prime energetiche e, tra queste, la componente regolamentata. Nel 2008, l'andamento dei prezzi dell'energia elettrica in Italia è stato superiore a quello medio dell'area e, solo negli ultimi mesi del 2009, ha cominciato a recepire le riduzioni dei prezzi internazionali, in misura anche più elevata di quanto registrato nel resto dell'area euro. La dinamica dei prezzi degli alimentari risulta più elevata rispetto alla media dell'area a partire dalla seconda metà del 2008. Oltre a queste componenti 'volatili', che incidono temporaneamente sul differenziale e che sono attese rientrare, vi sono, tuttavia, fattori più persistenti, di carattere strutturale.

L'inflazione di fondo, calcolata escludendo dall'indice generale gli energetici e i soli alimentari freschi, mostra un differenziale caratterizzato da valori meno elevati rispetto a quelli dell'indice generale, anche se più stabili intorno alla media. Nei primi otto mesi del 2009, il differenziale medio è di 0,3 punti percentuali. Tra le tipologie di spesa che più hanno influito sull'ampliamento o sulla riduzione del differenziale, vi sono i beni industriali non energetici. Permane elevato il differenziale per i beni durevoli, il cui tasso di inflazione annuale, seppur in rallentamento (dall'1,8 per cento dei mesi estivi del 2008 all'1,0 per cento di agosto 2009), è al di sopra dell'andamento dell'area dell'euro, in contrazione già dall'inizio dello scorso anno (-0,9 per cento annuo ad agosto 2009). In Italia, la dinamica dei prezzi dei beni non durevoli è in controtendenza rispetto alla media dell'area dell'euro: in un anno a partire dall'agosto 2008, l'inflazione per tale categoria di beni è aumentata di 1,1 punti percentuali (dal 2,4 per cento al 3,5 per cento annuo), mentre nell'area dell'euro è rimasta sostanzialmente stabile (intorno al 2,1 per cento); ne risulta un ampliamento del differenziale da 0 a 1,5 punti percentuali. A tale andamento hanno contribuito gli alimentari lavorati, per effetto anche di fenomeni di tipo strutturale, legati alle caratteristiche del mercato. Per i beni semidurevoli, l'ampliamento del differenziale nei primi mesi del 2009 è dovuto essenzialmente al venir meno, in Italia, delle riduzioni dei prezzi dei medicinali e dei prodotti farmaceutici. In effetti, nella prima parte del 2009, il capitolo dei servizi sanitari in Italia sembra stia recuperando parte della crescita che nel 2008 era stata registrata in media nell'area euro.

La stima d'inflazione per il 2009 (indice NIC) è pari all'1,0 per cento circa, considerando che l'inflazione acquisita è pari allo 0,8 per cento. Tale previsione sconta una ripresa moderata dell'inflazione che, a dicembre, soprattutto per un effetto base, dovrebbe attestarsi intorno all'1,5 per cento annuo. Per il 2010, stimando un effetto di trascinamento dal 2009 pari allo 0,7 per cento, è possibile prevedere un'inflazione media dell'1,5 per cento.

Le previsioni per l'indice armonizzato dei prezzi al consumo si collocano a un livello lievemente più basso: 0,7 per cento nel 2009 e 1,3 per cento nel 2010.

Aspetti territoriali

L'intensità con cui la fase recessiva ha interessato l'economia italiana si è manifestata in modo poco differenziato tra le due grandi ripartizioni territoriali. Le stime di contabilità nazionale per il 2008 attribuiscono riduzioni del PIL pari all'1,0 per cento nel Centro-Nord e all'1,3 per cento nel Mezzogiorno e, per il 2009, le previsioni evidenziano un calo in linea con la media nazionale in entrambi i territori.

Le caratteristiche che contraddistinguono l'attuale congiuntura economica sono tuttavia diverse per ripartizione. L'apparato produttivo del Centro-Nord è stato particolarmente colpito dalla caduta della domanda aggregata, in maggior misura dall'estero, ma in maniera significativa anche per le componenti interne. I riflessi sul mercato del lavoro, ancora relativamente contenuti in termini di livelli occupazionali, si manifestano essenzialmente nel maggior ricorso alla Cassa Integrazione Guadagni, soprattutto per la componente ordinaria. Nel Mezzogiorno, in un contesto di minore apertura internazionale, ha pesato la fragilità del tessuto produttivo costituito nella sua massima parte da piccole e piccolissime imprese operanti spesso sul mercato dell'indotto o in lavorazioni per conto terzi. Sull'andamento recessivo dell'economia meridionale, che dai primi anni duemila manifesta dinamiche inferiori a quelle del resto del paese, continua a influire la debolezza del mercato del lavoro, con riflessi sulla domanda di consumo. Sia nel Centro-Nord sia nel Mezzogiorno l'evoluzione della congiuntura evidenzia un miglioramento. Dalla scorsa primavera continuano a migliorare i giudizi e le aspettative dei consumatori e degli imprenditori nelle inchieste effettuate dall'ISAE sul clima di fiducia in modo omogeneo tra le ripartizioni, così come sembra allentarsi la restrizione delle condizioni di offerta del credito bancario.

In questo contesto si ipotizza per il secondo semestre del 2009 e per il 2010 un moderato recupero dell'attività produttiva, in misura sostanzialmente uniforme sul territorio.

IV. FINANZA PUBBLICA

IV.1 EVOLUZIONE NEL 2009

Nel DPEF per gli anni 2010-2013 presentato lo scorso mese di luglio, il Governo aveva aggiornato la previsione dell'indebitamento netto per l'anno in corso al 5,3 per cento del PIL per tener conto delle indicazioni provenienti dal nuovo quadro macroeconomico, che stimavano in peggioramento le prospettive dell'economia (-5,2 per cento) e dalla più recente evoluzione dei dati sulle entrate e sulle spese.

La nuova stima incorporava gli effetti dei provvedimenti anticrisi[12] varati dal Governo nel corso dell'anno che, in linea con la strategia di prudenza fiscale adottata, hanno determinato una ricomposizione degli aggregati all'interno del conto delle Amministrazioni pubbliche, senza incidere sul valore dei saldi se non in misura modesta, nonché quelli derivanti dalle misure urgenti successive agli eventi sismici verificatisi nel territorio dell'Abruzzo[13], anch'essi peraltro neutrali in termini di saldo di bilancio. Le stime includevano, inoltre, l'impatto del provvedimento di assestamento del bilancio, che ha recato un peggioramento del saldo netto da finanziare, al netto delle regolazioni debitorie, per circa 37 miliardi, per la gran parte attribuibile a una rettifica della previsione iniziale delle entrate. Il peggioramento del saldo è in parte dovuto anche all'impegno da parte del Governo ad accelerare i pagamenti dei debiti della Pubblica Amministrazione e, come tale, viene compensato da un miglioramento negli anni seguenti.

L'andamento dei conti pubblici nei primi otto mesi dell'anno ha determinato un fabbisogno del settore statale pari a circa 60,7 miliardi, in aumento di circa 32,8 miliardi rispetto allo stesso periodo del 2008. Tale andamento sconta, sul lato della spesa, maggiori erogazioni alle Regioni connesse alla decisione di sblocco di trasferimenti su partite relative ad anni pregressi. L'evoluzione complessiva del fabbisogno nei primi otto mesi risulta comunque in linea con le previsioni per l'intero anno.

Nello stesso periodo l'andamento delle entrate evidenzia una buona tenuta del gettito fiscale. Nell'ambito delle entrate tributarie gli accertamenti relativi al periodo gennaio-luglio 2009 risentono del differimento al mese di agosto dei termini di versamento[14] per i contribuenti soggetti agli studi di settore. Un confronto omogeneo, mediante idonea riassegnazione dei versamenti differiti, evidenzia una riduzione del gettito del 2,9 per cento rispetto allo stesso periodo del 2008. La tendenza al ribasso è parzialmente compensata dal buon esito dell'attività di accertamento e controllo che ha segnato una variazione positiva del 20,4 per cento rispetto allo scorso anno.

Gli andamenti rilevati e i profili evolutivi dei flussi di entrata e di spesa attesi per il resto dell'anno, tradotti in termini di contabilità nazionale, portano a confermare l'indebitamento netto delle Amministrazioni pubbliche nel 2009 al 5,3 per cento, in linea con quanto indicato nel DPEF.

Il saldo stimato sconta una ricomposizione all'interno dei grandi aggregati del conto, che riflette minori entrate per 1,6 miliardi, integralmente imputabili al ridimensionamento delle imposte indirette per circa 1,5 miliardi, e minori contributi sociali per 0,2 miliardi. Le nuove stime di spesa, inferiori per circa 2,0 miliardi rispetto a quanto

[12] D.L. n.185/2008 convertito nella L. n.2/2009; D.L. n.5/2009 convertito nella L. n.33/2009; D.L. n.78/2009 convertito nella L. n.102/2009; Accordo Stato-Regioni sottoscritto il 13 febbraio 2009.
[13] D.L. n.39/2009 convertito nella L. n.77/2009.
[14] Il differimento è stato disposto dal D.P.C.M. 4 giugno 2009.

previsto in precedenza, derivano dalla riduzione delle spese correnti per 3,4 miliardi, correlate per circa la metà a minori oneri per interessi e dall'aumento per circa 1,5 miliardi di quelle in conto capitale.

TAVOLA IV.1: CONTO DELLA PA A LEGISLAZIONE VIGENTE, SCOSTAMENTO DELLE PREVISIONI RISPETTO AL DPEF (in milioni di euro)

	2008	2009		2010	
	Consuntivo	DPEF	RPP	DPEF	RPP
SPESE					
Redditi da lavoro dipendente	171.160	175.041	175.225	175.368	175.890
Consumi intermedi	128.442	133.096	133.173	133.313	133.513
Prestazioni sociali	278.008	291.280	291.280	298.020	297.900
di cui: Pensioni	223.396	232.730	232.730	239.890	239.852
Altre prestazioni sociali	54.612	58.550	58.550	58.130	58.048
Altre spese correnti al netto di interessi	57.395	61.375	59.415	59.625	60.525
Totale spese correnti al netto interessi	635.005	660.793	659.094	666.326	667.828
(in % di PIL)	*40,4*	*43,4*	*43,1*	*43,0*	*42,7*
Interessi passivi	80.891	75.724	74.013	79.493	76.957
(in % di PIL)	*5,1*	*5,0*	*4,8*	*5,1*	*4,9*
Totale spese correnti	715.896	736.517	733.107	745.819	744.785
di cui: Spesa sanitaria	108.747	112.929	112.996	114.719	114.919
Totale spese in conto capitale	59.027	68.003	69.445	60.639	61.540
di cui: Investimenti fissi lordi	34.973	39.179	40.635	34.741	35.329
Contributi in conto capitale	23.077	27.162	26.988	24.032	24.175
Altri trasferimenti	977	1.663	1.823	1.867	2.037
Totale spese finali al netto di interessi	694.032	728.796	728.539	726.965	729.368
Totale spese finali	774.923	804.520	802.552	806.458	806.325
ENTRATE					
Totale entrate tributarie	457.424	445.564	444.064	448.572	447.072
di cui: Imposte dirette	241.427	237.715	237.715	236.883	236.884
Imposte indirette	215.519	207.372	205.872	211.210	209.710
Imposte in c/capitale	478	478	478	478	478
Contributi sociali	214.718	214.119	213.910	217.723	218.196
di cui: Contributi effettivi	210.867	210.209	210.000	213.754	214.227
Contributi figurativi	3.851	3.910	3.910	3.969	3.969
Altre entrate correnti	56.719	57.308	57.417	57.979	58.130
Totale entrate correnti	728.383	716.513	714.913	723.795	722.920
Entrate in c/capitale non tributarie	3.083	6.216	6.216	5.280	5.280
Totale entrate finali	731.944	723.207	721.607	729.553	728.678
p.m. Pressione fiscale	*42,8*	*43,4*	*43,0*	*43,0*	*42,5*
SALDI					
Saldo primario	37.912	-5.590	-6.933	2.589	-690
(in % di PIL)	*2,4*	*-0,4*	*-0,5*	*0,2*	*0,0*
Saldo di parte corrente	12.487	-20.004	-18.194	-22.023	-21.865
(in % di PIL)	*0,8*	*-1,3*	*-1,2*	*-1,4*	*-1,4*
Indebitamento netto	-42.979	-81.313	-80.945	-76.904	-77.647
(in % di PIL)	*-2,7*	*-5,3*	*-5,3*	*-5,0*	*-5,0*
PIL nominale	1.572.243	1.521.262	1.530.905	1.549.570	1.564.796

TAVOLA IV.1 segue: CONTO DELLA PA A LEGISLAZIONE VIGENTE, SCOSTAMENTO DELLE PREVISIONI RISPETTO AL DPEF (in milioni di euro)

	2011		2012		2013	
	DPEF	RPP	DPEF	RPP	DPEF	RPP
SPESE						
Redditi da lavoro dipendente	176.409	177.530	178.287	179.810	180.157	182.080
Consumi intermedi	135.167	135.367	138.958	139.158	143.172	143.372
Prestazioni sociali	306.640	306.330	316.380	315.990	328.650	328.220
di cui: Pensioni	247.990	247.840	256.400	256.165	266.070	265.735
Altre prestazioni sociali	58.650	58.490	59.980	59.825	62.580	62.485
Altre spese correnti al netto di interessi	59.885	60.485	59.844	60.544	60.538	61.238
Totale spese correnti al netto interessi	678.100	679.711	693.469	695.502	712.517	714.910
(in % di PIL)	*42,2*	*41,9*	*41,6*	*41,3*	*41,2*	*40,8*
Interessi passivi	88.685	85.250	97.656	92.676	103.544	99.301
(in % di PIL)	*5,5*	*5,3*	*5,9*	*5,5*	*6,0*	*5,7*
Totale spese correnti	766.785	764.961	791.125	788.178	816.061	814.211
di cui: Spesa sanitaria	118.364	118.564	122.769	122.969	127.677	127.877
Totale spese in conto capitale	56.590	57.483	58.919	59.539	57.606	57.926
di cui: Investimenti fissi lordi	32.312	32.632	35.159	35.159	33.695	33.695
Contributi in conto capitale	22.849	23.122	22.636	22.956	22.783	23.103
Altri trasferimenti	1.429	1.729	1.124	1.424	1.128	1.128
Totale spese finali al netto di interessi	734.691	737.195	752.388	755.041	770.123	772.836
Totale spese finali	823.376	822.445	850.044	847.717	873.667	872.137
ENTRATE						
Totale entrate tributarie	463.385	461.885	483.369	481.869	503.659	502.159
di cui: Imposte dirette	246.063	246.063	260.221	260.221	273.670	273.670
Imposte indirette	216.843	215.343	222.670	221.170	229.511	228.011
Imposte in c/capitale	478	478	478	478	478	478
Contributi sociali	224.690	225.855	231.456	233.308	238.658	241.185
di cui: Contributi effettivi	220.657	221.822	227.356	229.208	234.487	237.014
Contributi figurativi	4.033	4.033	4.100	4.100	4.171	4.171
Altre entrate correnti	58.623	58.770	60.407	60.554	61.418	61.565
Totale entrate correnti	746.219	746.031	775.754	775.253	803.257	804.431
Entrate in c/capitale non tributarie	5.920	5.920	5.957	5.957	6.000	6.000
Totale entrate finali	752.617	752.429	781.189	781.688	809.735	810.909
p.m. Pressione fiscale	*42,8*	*42,4*	*42,9*	*42,4*	*42,9*	*42,4*
SALDI						
Saldo primario	17.927	15.235	28.801	26.647	39.612	38.073
(in % di PIL)	*1,1*	*0,9*	*1,7*	*1,6*	*2,3*	*2,2*
Saldo di parte corrente	-20.566	-18.930	-16.371	-12.925	-12.804	-9.780
(in % di PIL)	*-1,3*	*-1,2*	*-1,0*	*-0,8*	*-0,7*	*-0,6*
Indebitamento netto	-70.758	-70.015	-68.855	-66.029	-63.932	-61.228
(in % di PIL)	*-4,4*	*-4,3*	*-4,1*	*-3,9*	*-3,7*	*-3,5*
PIL nominale	1.606.113	1.623.380	1.666.930	1.685.439	1.731.275	1.751.569

Le nuove stime scontano una revisione della crescita economica per il 2009 prevista in minore contrazione, l'aggiornamento del conto delle Amministrazioni pubbliche in base all'attività di monitoraggio e le modifiche apportate in sede di conversione alla manovra adottata a luglio[15].

Il rapporto debito/PIL, in presenza di una revisione al rialzo del PIL anche in termini nominali, è stimato collocarsi al 115,1 per cento nel 2009.

[15] D.L. n.78/2009 convertito nella L. n.102/2009.

IV.2 LA MANOVRA DI BILANCIO PER IL PROSSIMO TRIENNIO

In analogia a quanto avvenuto lo scorso anno la manovra di bilancio per il prossimo triennio è stata in parte anticipata, con l'adozione già entro l'estate di un provvedimento normativo organico.

Contestualmente al DPEF per gli anni 2010-2013 il Governo ha varato un decreto legge finalizzato a coniugare una duplice esigenza: fornire un primo aggiornamento della manovra finanziaria triennale approvata lo scorso anno e imprimere nuovo slancio all'economia, mantenendo il controllo dei conti pubblici[16].

L'elevata incertezza sulle prospettive economiche, superiore a esperienze analoghe verificatesi in passato, richiede una forte cautela al fine di evitare che la definizione di una manovra che impegni già da ora l'evoluzione della finanza pubblica nel prossimo triennio possa frenare i rinnovati impulsi alla crescita.

In tale orientamento è stata valutata l'opportunità di proseguire nell'opera di manutenzione dei conti pubblici, in attesa di un più netto consolidarsi della ripresa economica. La correzione degli andamenti tendenziali, in linea con quanto già indicato nel DPEF, potrà essere ripresa a partire dal 2011.

La Legge finanziaria, che viene presentata contestualmente a questa Relazione, viene adottata in continuità con questa logica di prudenza fiscale, mediante misure congegnate per avere un impatto fiscale quanto più possibile neutrale.

Tale impostazione è in linea con gli orientamenti che stanno emergendo nel dibattito europeo, ove si chiede agli stati membri una attuazione delle politiche di uscita dalla crisi economica concertata sia nei tempi che nei contenuti. La sfida che i paesi devono affrontare è quella di massimizzare gli effetti di stabilizzazione delle politiche minimizzando al contempo le ripercussioni negative sulla crescita potenziale nel lungo termine, sulla sostenibilità finanziaria e sulle prospettive dell'inflazione.

La manovra di bilancio azionata con il decreto legge è stata approvata per lo più nella sua versione iniziale, fatte salve alcune integrazioni che non hanno modificato l'impatto sull'indebitamento netto.

Il provvedimento reperisce risorse (maggiori entrate e minori spese) per circa 17 miliardi negli anni 2009-2012, includendo gli effetti di anticipo all'anno in corso. Quota parte delle misure contenute nel provvedimento è destinata a favorire una più rapida uscita dalla recessione (cfr. Riquadro). Ulteriori misure riguardano interventi urgenti e indifferibili in materia di banche, fondi, sisma, il rilancio delle infrastrutture e dello sviluppo, nonché la proroga di alcuni termini legislativi[17].

Nel 2009, il contributo delle maggiori entrate alla manovra lorda risulta pari a poco più un terzo delle risorse, cui specularmente corrisponde una minore spesa per circa due terzi. La situazione si inverte negli anni 2010-2012, ove le maggiori entrate rappresentano una quota per lo più doppia, intorno al 70 per cento nella media annua, rispetto alla riduzione della spesa.

Le risorse reperite sono utilizzate per finanziare maggiori spese e minori entrate rispettivamente per circa 11 e 6 miliardi.

[16] D.L. n.78/2009 convertito nella L. n.102/2009.

[17] Le risorse reperite derivano principalmente da misure di contrasto all'evasione fiscale, interventi di razionalizzazione della spesa farmaceutica e misure in materia di pensionamento. Gli impieghi si concentrano in interventi a favore delle famiglie, al sostegno dell'occupazione e al rilancio degli investimenti delle imprese.

Nel 2009 le maggiori spese assorbono la quasi totalità delle risorse a fronte di una incidenza modesta delle minori entrate. Negli anni successivi 2010-2011 si assiste ad una ripartizione più equilibrata degli impieghi, con un'incidenza nuovamente a favore delle spese nel 2012, ove i maggiori esborsi raggiungono oltre l'85 per cento degli oneri complessivi.

TAVOLA IV.2: EFFETTI DEL D.L. N. 78/2009 PER GLI ANNI 2009-2012

	2009	2010	2011	2012	2009	2010	2011	2012
	(in milioni di euro)				(in % PIL)			
Maggiori entrate	1.473	3.443	3.095	2.652	0,10	0,22	0,19	0,16
Minori entrate	513	2.006	2.687	495	0,03	0,13	0,17	0,03
VARIAZIONE NETTA ENTRATE	960	1.437	408	2.157	0,06	0,09	0,03	0,13
Minori spese	2.690	1.317	1.141	1.261	0,18	0,08	0,07	0,07
correnti	89	999	1.141	1.161	0,01	0,06	0,07	0,07
conto capitale	2.601	318		100	0,17	0,02	0,00	0,01
Maggiori spese	3.643	2.661	1.449	3.319	0,24	0,17	0,09	0,20
correnti	735	1.429	1.334	3.240	0,05	0,09	0,08	0,19
conto capitale	2.908	1.233	115	78	0,19	0,08	0,01	0,00
VARIAZIONE NETTA SPESE	-953	-1.345	-308	-2.058	-0,06	-0,09	-0,02	-0,12
RIDUZIONE INDEBITAMENTO NETTO	7	92	99	99	0,00	0,01	0,01	0,01

Le modifiche principali intervenute in sede di approvazione hanno riguardato dal lato delle entrate l'introduzione di una procedura di regolarizzazione, ai fini fiscali e contributivi, di lavoratori italiani comunitari ed extracomunitari adibiti alle funzioni di badanti o *colf*, attraverso il pagamento di un contributo forfetario di 500 euro per ciascun lavoratore (con la previsione di introiti pari a 1,5 miliardi nel quadriennio). Le maggiori risorse reperite sono destinate a incrementare la spendibilità nell'adozione delle delibere CIPE di assegnazione delle risorse del Fondo per le Aree Sottoutilizzate (FAS) attivate a favore dell'Abruzzo[18].

Sul fronte della spesa, nell'intento di favorire l'accelerazione dei pagamenti a favore delle imprese da parte delle Amministrazioni pubbliche, si prevede l'allentamento dei vincoli posti dal Patto di stabilità interno attraverso la facoltà, riconosciuta agli enti locali, di effettuare pagamenti in conto capitale entro il 4 per cento dei propri residui passivi accertati in sede di rendiconto. L'effetto stimato di tale misura, pari a 2,3 miliardi, viene compensato con il minore utilizzo delle maggiori risorse finanziarie iscritte nel provvedimento di assestamento del bilancio dello Stato per l'anno 2009 e relative ai residui passivi perenti.

Inoltre, in materia di procedure di bilancio è stata disposta la proroga di alcune misure introdotte lo scorso anno in via sperimentale per il solo esercizio 2009[19], in ordine alla disciplina contabile della legge finanziaria e del bilancio dello Stato. In particolare, è stata estesa anche all'anno 2010, la possibilità per le Amministrazioni centrali dello Stato di ricorrere ai margini di flessibilità in fase di formazione del bilancio dello Stato, mediante la rimodulazione delle risorse finanziarie tra i programmi di spesa di ciascuna missione.

[18] D.L. n. 39/2009 convertito nella L. n.77/2009

[19] D.L. n. 112/2008 convertito nelle L. n. 133/2008.

TAVOLA IV.3: EFFETTI DEL D.L. N. 78/2009 PER GLI ANNI 2009-2012 (articolazione per settori)

	2009	2010	2011	2012	2009	2010	2011	2012
	in milioni di euro				in % PIL			
REPERIMENTO RISORSE	4.162	4.760	4.235	3.913	0,27	0,30	0,26	0,23
Maggiori entrate	1.473	3.443	3.095	2.652	0,10	0,22	0,19	0,16
Incremento compensazione crediti fiscali	*200*	*1.000*	*1.000*	*1.000*				
Paradisi fiscali e contrasto agli arbitraggi fiscali internazionali		*1.021*	*996*	*819*				
Obbligo ritenuta sulle somme pignorate presso terzi	*174*	*262*	*224*	*224*				
Recupero tributi e contributi in Abruzzo		*257*	*257*					
Concessione licenze in materia di giochi	*500*	*300*						
Effetti indotti da detassazione macchinari	*160*							
Regolarizzazione badanti	*280*	*402*	*421*	*412*				
Altro	*159*	*202*	*197*	*197*				
Minori spese	2.690	1.317	1.141	1.261	0,18	0,08	0,07	0,07
Minori spese correnti	89	999	1.141	1.161	0,01	0,06	0,07	0,07
Riduz. tetto spesa farmaceutica territoriale		*800*	*800*	*800*				
Rideterminazione finanziamento SSN	*50*	*50*	*50*	*50*				
Aumento età pensionabile delle dipendenti delle PP.AA		*120*	*242*	*242*				
Altro	*39*	*29*	*49*	*69*				
Minori spese in conto capitale	2.601	318		100				
Fondo per l'occupazione e la formazione	*85*	*230*						
Fondo compensazione effetti finanziari	*201*	*88*		*100*				
Risparmi derivanti dal prov.to di assestamento e residui passivi perenti	*2.315*							
USO DELLE RISORSE	4.156	4.667	4.136	3.814	0,27	0,30	0,25	0,23
Minori entrate	513	2.006	2.687	495	0,03	0,13	0,17	0,03
Detassazione degli investimenti in macchinari		*1.861*	*2.406*	*240*				
Svalutazioni dei crediti in sofferenza		*39*	*79*	*112*				
Sospensione tributi e contributi in Abruzzo	*513*							
Effetti indotti da regolarizzazione badanti		*106*	*202*	*143*				
Maggiori spese	3.643	2.661	1.449	3.319	0,24	0,17	0,09	0,20
Maggiori spese correnti	735	1.429	1.334	3.240	0,05	0,09	0,08	0,19
Istituzione fondo per interventi nel settore sanitario		*800*	*800*	*800*				
Istituzione fondo per l'Ospedale pediatrico Bambino Gesù	*50*	*50*	*50*	*50*				
Proroga missioni di pace	*510*	*0*	*0*	*0*				
Integrazione Fondo interventi strutturali politica economica	*2*	*203*	*4*	*1.907*				
Maggiori oneri per regolarizzazione badanti	*79*	*208*	*212*	*215*				
Fondo sostegno economia reale		*120*	*242*	*242*				
Altro	*93*	*47*	*26*	*26*				
Maggiori spese in conto capitale	2.908	1.233	115	78	0,19	0,08	0,01	0,00
Flessibilità utilizzo ammortizzatori	*20*	*150*						
Cessazioni di attività biennali	*25*							
Contratti di solidarietà	*40*	*80*						
Fondo per l'occupazione e la formazione	*100*							
Operazioni su titoli Alitalia		*230*						
Partecipazione a banche e fondi internazionali		*284*						
Fondo compensazione effetti finanziari	*256*	*377*	*91*	*54*				
Incremento spendibilità FAS per interventi a favore dell'Abruzzo	*201*	*88*						
Deroghe al Patto di stabilità interno	*2.250*							
Altro	*16*	*24*	*24*	*24*				
EFFETTI SUL SALDO PRIMARIO	7	92	99	99	0,00	0,01	0,01	0,01

Nota: Le misure che presentano, nel periodo di riferimento, effetti finanziari differenziati di segno sono state imputate secondo l'impatto che hanno sui diversi esercizi.

IL PACCHETTO DI STIMOLO FISCALE

Nel DPEF per gli anni 2010-2013 è stata effettuata una ricognizione delle misure adottate dal Governo in funzione anticrisi unitamente ad una prima valutazione del loro impatto sull'economia reale. L'approvazione del D.L. n. 78/2009[20], intervenuta successivamente alla presentazione del DPEF, ha accresciuto l'ammontare delle risorse di stimolo fiscale attivate dal Governo.
In termini finanziari il pacchetto stanzia un ammontare di risorse lorde pari a circa 35,5 miliardi per il quadriennio 2008-2011[21] (2,7 miliardi nel 2008, 14,1 nel 2009, 10,1 nel 2010 e 8,7 nel 2011), corrispondenti a circa il 2,3 per cento del PIL. Il prospetto seguente sintetizza l'impatto delle misure adottate con i decreti legge[22], nonché degli impegni derivanti dall'accordo sugli ammortizzatori sociali[23].

Le misure anticrisi per tipologia di intervento

	2008	2009	2010	2011	2008	2009	2010	2011
		in milioni di euro				in % PIL		
SOSTEGNO AL SETTORE INDUSTRIALE E ALLE IMPRESE	1.359	5.288	5.713	7.430	0,09	0,35	0,37	0,46
Facilitazione dell'accesso al credito e allentamento dei vincoli di liquidità per imprese e PMI	0	3.338	5.570	7.430	0,00	0,22	0,36	0,46
Sostegno alla domanda di specifici settori produttivi	0	1.086	0	0	0,00	0,07	0,00	0,00
Sussidi diretti per specifici settori produttivi	1.359	864	143	0	0,09	0,06	0,01	0,00
MISURE VOLTE A MIGLIORARE IL FUNZIONAMENTO DEL MERCATO DEL LAVORO	800	2.647	3.768	707	0,05	0,17	0,24	0,04
Riduzione temporanea delle ore lavorate parzialmente coperta da sussidi pubblici	150	25	0	0	0,01	0,00	0,00	0,00
Riduzione delle imposte sui redditi da lavoro	650	417	405	402	0,04	0,03	0,03	0,03
Rafforzamento del sistema dei sussidi di disoccupazione e dell'assistenza sociale	0	856	1.885	305	0,00	0,06	0,12	0,02
Rafforzamento della flessibilità sul mercato del lavoro (formazione, intermediazione nella ricerca del lavoro)	0	1.349	1.479	0	0,00	0,09	0,10	0,00
SOSTEGNO AGLI INVESTIMENTI	500	3.281	219	221	0,03	0,22	0,01	0,01
Infrastrutture	0	2.708	219	221	0,00	0,18	0,01	0,01
Innovazione e attività di Ricerca e Sviluppo	500	573	0	0	0,03	0,04	0,00	0,00
SOSTEGNO AL POTERE DI ACQUISTO DELLE FAMIGLIE	0	2.859	352	351	0,00	0,19	0,02	0,02
Sostengo ai redditi, generale	0	136	88	88	0,00	0,01	0,01	0,01
Sostegno ai redditi, per specifiche tipologie di lavoratori/redditi	0	2.723	264	263	0,00	0,18	0,02	0,02
EFFETTO COMPLESSIVO DELLE MISURE	2.659	14.075	10.052	8.709	0,17	0,93	0,65	0,54

Nota: Gli effetti sono indicati in termini lordi.

Quasi la metà delle misure messe in campo sono destinate alle imprese, con un ammontare pari a circa il 38 per cento delle risorse impegnate nel 2009 (57 per cento nel 2010 e 85 per cento nel

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[20] Il decreto legge, recante "Provvedimenti anticrisi, nonché proroga di termini e della partecipazione italiana a missioni internazionali" è stato convertito nella L. n. 102/2009.
[21] Tale ammontare esclude gli interventi a favore del settore bancario
[22] D.L. n. 185/2008 convertito nella L. 2/2009, D.L. n. 5/2009 convertito nella L. 33/2009 e D.L. 78/2009 convertito nella L. 102/2009. Del D.L. n.78/2009 sono inclusi unicamente gli interventi in funzione anticrisi.
[23] Il pacchetto anticrisi include, inoltre, alcuni interventi delineati nel Programma Nazionale di Riforma 2008 che per loro natura possono fornire un contributo immediato all'azione di sostegno.

2011)[24]. Il 19 per cento delle risorse stanziate nel 2009 (37 per cento nel 2010 e 8 per cento nel 2011) sono destinate a interventi sul mercato del lavoro[25]. Le misure strutturali per il sostegno degli investimenti pubblici, con particolare riguardo alle infrastrutture e all'attività di ricerca e sviluppo, assorbono circa il 23 per cento delle risorse nel 2009 (2 per cento nel 2010 e 3 per cento nel 2011)[26]. Infine, le misure volte a supportare nell'immediato il potere d'acquisto delle famiglie risultano concentrate nel 2009 con un ammontare pari a circa il 20 per cento[27].
In considerazione dell'accresciuta dimensione degli interventi è stato effettuato un aggiornamento della valutazione degli effetti sull'economia reale[28].

Impatto macroeconomico delle misure anticrisi (variazioni percentuali rispetto allo scenario di base)

	PIL (1)			Consumi privati (1)		
	2009	2010	2011	2009	2010	2011
MINORI ENTRATE						
Riduzioni fiscali per le imprese	0,08	0,20	0,06	0,09	0,18	0,07
Riduzioni fiscali per le famiglie e altre minori entrate	0,03	0,04	0,02	0,06	0,06	0,07
MAGGIORI SPESE						
Maggiori trasferimenti alle imprese	0,32	0,15	0,12	0,99	0,07	0,08
Maggiori trasferimenti alle famiglie (sussidi di disoccupazione e CIG)	0,06	0,11	0,07	0,19	0,24	0,19
Maggiore spesa per consumi finali (politiche attive sul mercato del lavoro)	0,08	0,08	0,04	0,01	0,03	0,04
Maggiore spesa per investimenti fissi lordi	0,13	0,11	0,01	0,01	0,04	0,05
EFFETTI COMPLESSIVI	0,71	0,69	0,33	1,35	0,62	0,50

1) Le variazioni percentuali sono calcolate rispetto allo scenario di base. L'arrotondamento alla seconda cifra decimale può causare la mancata coerenza tra le variabili.
Nota: In considerazione della natura temporanea della misura di detassazione degli investimenti (imputata alla voce riduzioni fiscali per le imprese) nel modello si è ipotizzato che gli operatori usufruiranno dell'incentivazione fiscale anticipando le decisioni d'investimento e pertanto si sono ridistribuiti gli effetti di lungo periodo sui trimestri di effettiva vigenza della legge.

Il maggior impatto si manifesterebbe nel biennio 2009-2010: nell'anno in corso il complesso degli interventi si tradurrebbe in un aumento del PIL di circa 0,7 punti percentuali rispetto al valore ottenuto nella simulazione di base, ipotizzando l'assenza di ogni intervento. L'impatto risulterebbe più significativo sui consumi privati, che si attesterebbero su un livello più elevato di circa 1,4 punti percentuali nel 2009, trainati in particolare dagli incentivi per le auto e dalle misure a sostegno delle famiglie. Successivamente nel 2010 il PIL risulterebbe accresciuto rispetto allo scenario senza interventi di ulteriori 0,7 punti percentuali, mentre nel 2011 di circa 0,3 punti percentuali; i consumi privati registrerebbero un aumento di circa mezzo punto percentuale all'anno. Anche l'impatto sull'occupazione sarebbe favorevole con un aumento, tuttavia, più pronunciato per gli anni 2010-2011, in cui si registrerebbe una crescita rispetto allo scenario di base rispettivamente di mezzo punto percentuale nel 2009 e di circa 0,4 punti percentuali nel 2010.

[24] Tali risorse finanziano principalmente interventi volti a facilitare l'accesso al credito e ad allentare i vincoli di liquidità per le imprese, in particolare piccole e medie, nonché al sostegno diretto di specifici settori produttivi. Con il D.L. n. 78/2009 è stata inoltre disposta la misura di riduzione fiscale per gli investimenti in macchinari ed attrezzature a partire dalla data di entrata in vigore del decreto fino al 30 giugno 2010.
[25] Tra tali interventi si annovera la maggiore flessibilità nell'utilizzo degli ammortizzatori sociali prevista dal D.L. n. 78/2009, che permette il rientro sul posto di lavoro dei lavoratori in cassa integrazione per attività di formazione con il riconoscimento di un premio occupazione alle imprese.
[26] Tra tali misure si annovera l'ulteriore disposizione del D.L. n. 78/2009, che consente agli enti locali virtuosi di escludere le spese in conto capitale dalla determinazione del saldo obiettivo ai fini del Patto di Stabilità Interno nel 2009.
[27] Tra tali misure si annovera l'ulteriore disposizione del D.L. n. 78/2009, che ha introdotto una procedura di regolarizzazione, ai fini fiscali e contributivi, di lavoratori italiani comunitari ed extracomunitari adibiti alle funzioni di badanti o *colf*.
[28] L'esercizio di simulazione è stato effettuato con il modello econometrico del Tesoro (ITEM).

IV.3 QUADRO PROGRAMMATICO 2010-2013

Il quadro programmatico di finanza pubblica delineato nel DPEF per gli anni 2010-2013 ha sostanzialmente confermato gli impegni presi con l'Unione Europea, pur assumendo la necessità di una ripresa del percorso di risanamento finanziario in modo rigoroso ma graduale.

Con la Nota di Aggiornamento, presentata contestualmente a questa Relazione, si è provveduto a una revisione delle previsioni tendenziali delle entrate e delle spese delle Amministrazioni pubbliche, per tener conto (i) della revisione delle prospettive di crescita per il biennio 2009-2010, (ii), dell'aggiornamento dei conti pubblici del 2009 in base all'attività di monitoraggio; (iii) delle modifiche alla manovra di luglio introdotte in sede di approvazione parlamentare e (iv) delle variazioni dei tassi di interesse.

L'insieme delle revisioni operate comporta un lieve miglioramento degli andamenti tendenziali a partire dal 2011. A fine periodo l'indebitamento netto è previsto collocarsi al 3,5 per cento del PIL, inferiore per circa due decimi di punto a quanto indicato in precedenza.

La modesta entità delle variazioni rispetto alle precedenti stime porta a confermare sostanzialmente gli obiettivi finanziari indicati nel DPEF.

Per il 2010 il livello dell'indebitamento resta fissato al 5,0 per cento del PIL, mentre per gli anni successivi 2011-2013 gli obiettivi vengono indicati secondo un profilo decrescente che vede comunque più che dimezzato il rapporto dell'indebitamento netto sul PIL fino al 2,2 per cento nel 2013. L'avanzo primario aumenta progressivamente raggiungendo il 3,4 per cento nel 2013.

TAVOLA IV.4: INDICATORI DI FINANZA PUBBLICA: TENDENZIALI E OBIETTIVI (valori in percentuale del PIL)

	2008	2009	2010	2011	2012	2013
QUADRO PROGRAMMATICO AGGIORNATO						
Indebitamento netto	-2,7	-5,3	-5,0	-3,9	-2,7	-2,2
Interessi	5,1	4,8	4,9	5,2	5,5	5,6
Avanzo primario	2,4	-0,5	0,0	1,3	2,8	3,4
Indebitamento netto strutturale (1)	-3,4	-3,3	-2,8	-2,3	-1,8	-2,0
Variazione strutturale	0,4	-0,1	-0,4	-0,5	-0,5	0,1
Debito pubblico	105,7	115,1	117,3	116,9	115,1	112,7
Fabbisogno Settore statale	-3,5	-5,7	-4,4	-3,4	-2,1	-1,5
Fabbisogno Settore pubblico	-3,3	-5,9	-4,6	-3,6	-2,3	-1,7
Manovra netta cumulata sul primario				0,4	1,2	1,2
NUOVO TENDENZIALE A LEGISLAZIONE VIGENTE						
Indebitamento netto	-2,7	-5,3	-5,0	-4,3	-3,9	-3,5
Interessi	5,1	4,8	4,9	5,3	5,5	5,7
Avanzo primario	2,4	-0,5	0,0	0,9	1,6	2,2
Indebitamento netto strutturale (1)	-3,4	-3,3	-2,8	-2,7	-3,1	-3,3
Debito pubblico	105,7	115,1	117,3	117,3	116,8	115,5
Fabbisogno Settore statale	-3,5	-5,7	-4,4	-3,9	-3,3	-2,8
Fabbisogno Settore pubblico	-3,3	-5,9	-4,6	-4,0	-3,5	-3,0

1) corretto per il ciclo e al netto delle misure *una-tantum*.

Tenuto conto dell'andamento tendenziale e degli obiettivi finanziari la manovra correttiva sul saldo primario resta confermata nell'entità già indicata nel DPEF, pari in termini cumulati a circa l'1,2 per cento del PIL nel triennio 2011-2013.

Il debito in rapporto al PIL è previsto ridursi gradualmente, fino a raggiungere a fine periodo il 112,7 per cento del PIL.


Indebitamento netto programmatico (scala sx)
Saldo primario programmatico (scala sx)
Debito pubblico programmatico (scala dx)
in % del PIL
in % del PIL
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13

FIGURA IV.1: SALDI DI FINANZA PUBBLICA (in rapporto al PIL)

In termini strutturali, il percorso di risanamento riprende a partire dal 2010. Dopo il peggioramento del 2008 e la lieve riduzione nel 2009, il *deficit* corretto per il ciclo e al netto delle misure una *tantum* risulta in progressivo ridimensionamento negli anni a seguire con una correzione cumulata di oltre 1,4 punti percentuali al 2012.

TAVOLA IV.5: VARIAZIONE DELL'INDEBITAMENTO CORRETTO PER IL CICLO E MISURE UNA-TANTUM

	2007	2008	2009	2010	2011	2012	2013
Tasso di crescita del PIL a prezzi costanti	1,6	-1,0	-4,8	0,7	2,0	2,0	2,0
Tasso di crescita del PIL potenziale	1,0	0,7	0,5	0,6	0,6	0,6	0,8
Output gap	2,6	0,9	-4,5	-4,3	-3,0	-1,7	-0,6
Componente ciclica del saldo di bilancio	1,3	0,4	-2,2	-2,2	-1,5	-0,8	-0,3
Indebitamento netto	-1,5	-2,7	-5,3	-5,0	-3,9	-2,7	-2,2
Indebitamento netto corretto per il ciclo	-2,8	-3,2	-3,0	-2,8	-2,4	-1,8	-1,9
Avanzo primario corretto per il ciclo	2,2	2,0	1,8	2,1	2,8	3,6	3,6
Misure una tantum	0,1	0,2	0,2	0,0	-0,1	0,0	0,1
Indebitamento netto al netto delle una tantum	-1,6	-2,9	-5,5	-5,0	-3,8	-2,7	-2,3
Indebitamento netto corretto per il ciclo al netto delle una tantum	-3,0	-3,4	-3,3	-2,8	-2,3	-1,8	-2,0
Avanzo primario corretto per il ciclo al netto delle una tantum	2,0	1,8	1,6	2,1	2,9	3,6	3,6
Variazione saldo di bilancio al netto delle una tantum	-1,3	1,3	2,6	-0,5	-1,2	-1,2	-0,4
Variazione saldo di bilancio corretto per ciclo al netto delle una tantum	-1,0	0,4	-0,1	-0,4	-0,5	-0,5	0,1

Nota: Eventuali imprecisioni derivano da arrotondamenti.